FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482-8700
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: 2019 First half-yearly financial report	2

pwc

TELEFÓNICA, S.A.

Report on limited review of condensed interim consolidated financial statements for the six months period ended June 30, 2019

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

REPORT ON LIMITED REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders of Telefónica, S.A.:

Introduction

We have performed a limited review of the accompanying condensed interim consolidated financial statements (hereinafter, the interim financial statements) of Telefónica, S.A. (hereinafter, "the parent company") and its subsidiaries (hereinafter, "the group"), which comprise the statement of financial position as at June 30, 2019, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flow and related notes, all condensed and consolidated, for the six months period then ended. The parent company´s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, "Interim Financial Reporting", as adopted by the European Union, for the preparation of condensed interim financial information, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of Review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six months period ended June 30, 2019 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, "Interim Financial Reporting", as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

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Emphasis of Matter

We draw attention to Note 2, in which it is mentioned that these interim financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, therefore the accompanying interim financial statements should be read together with the consolidated annual accounts of the group for the year ended December 31, 2018. Our conclusion is not modified in respect of this matter.

Other Matters

Interim consolidated directors´ Report

The accompanying interim consolidated directors' Report for the six months period ended June 30, 2019 contains the explanations which the parent company´s directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this directors' Report is in agreement with that of the interim financial statements for the six months period ended June 30, 2019. Our work is limited to checking the interim consolidated directors' Report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefónica, S.A. and its subsidiaries´ accounting records.

Preparation of this review report

This report has been prepared at the request of Telefónica, S.A. in relation to the publication of the half-yearly financial report required by Article 119 of Royal Legislative Decree 4/2015 of 23 October, approving the revised text of the Securities Market Law developed by the Royal Decree 1362/2007, of 19 October.

PricewaterhouseCoopers Auditores, S.L.

Virginia Arce Peralta

July 24, 2019

2

FIRST HALF 2019
Condensed consolidated interim financial statements and Consolidated interim management report for the six-months ended June 30, 2019
Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed consolidated interim financial statements 2019

Telefónica Group
Consolidated statements of financial position

Millions of euros	Notes	06/30/2019	12/31/2018
ASSETS
A) NON-CURRENT ASSETS		95,970	90,707
Intangible assets	(Note 6)	15,980	16,856
Goodwill	(Note 6)	25,870	25,748
Property, plant and equipment	(Note 6)	32,523	33,295
Rights of Use	(Note 16)	7,404	—
Investments accounted for by the equity method	(Note 7)	137	68
Financial assets and other non-current assets	(Note 9)	7,117	7,109
Deferred tax assets	(Note 19)	6,939	7,631
B) CURRENT ASSETS		26,774	23,340
Inventories		1,707	1,692
Receivables and other current assets	(Note 10)	10,816	10,579
Tax receivables	(Note 19)	2,008	1,676
Other current financial assets	(Note 11)	3,188	2,209
Cash and cash equivalents	(Note 11)	7,588	5,692
Non-current assets classified as held for sale	(Note 21)	1,467	1,492
TOTAL ASSETS (A+B)		122,744	114,047

	Notes	06/30/2019	12/31/2018
EQUITY AND LIABILITIES
A) EQUITY		26,449	26,980
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 8)	17,866	17,947
Equity attributable to non-controlling interests	(Note 8)	8,583	9,033
B) NON-CURRENT LIABILITIES		64,418	57,418
Non-current financial liabilities	(Note 12)	46,508	45,334
Non-current lease liabilities	(Note 16)	5,746	—
Payables and other non-current liabilities	(Note 13)	1,998	1,890
Deferred tax liabilities	(Note 19)	2,666	2,674
Non-current provisions	(Note 15)	7,500	7,520
C) CURRENT LIABILITIES		31,877	29,649
Current financial liabilities	(Note 12)	10,077	9,368
Current lease liabilities	(Note 16)	1,589	—
Payables and other-current liabilities	(Note 14)	15,617	15,485
Current tax payables	(Note 19)	2,094	2,047
Current provisions	(Note 15)	1,963	1,912
Liabilities associated with non-current assets held for sale	(Note 21)	537	837
TOTAL EQUITY AND LIABILITIES (A+B+C)		122,744	114,047
Unaudited data at June 30, 2019.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 3

Condensed consolidated interim financial statements 2019

Telefónica Group
Consolidated income statements

Millions of euros	Notes	January- June	January- June
INCOME STATEMENTS		2019	2018
Revenues	(Note 4)	24,121	24,334
Other income	(Note 18)	1,229	680
Supplies		(6,534)	(6,678)
Personnel expenses		(3,028)	(3,125)
Other expenses	(Note 18)	(7,086)	(7,109)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	(Note 4)	8,702	8,102
Depreciation and amortization	(Notes 4, 6 and 16)	(5,248)	(4,405)
OPERATING INCOME	(Note 4)	3,454	3,697
Share of income (loss) of investments accounted for by the equity method	(Note 7)	7	5
Finance income		819	827
Exchange gains		1,294	1,808
Finance costs		(1,650)	(1,321)
Exchange losses		(1,114)	(1,697)
Net financial expense		(651)	(383)
PROFIT BEFORE TAX		2,810	3,319
Corporate income tax	(Note 19)	(756)	(1,298)
PROFIT FOR THE PERIOD		2,054	2,021
Attributable to equity holders of the Parent		1,787	1,739
Attributable to non-controlling interests		267	282
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.32	0.29
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 4

Condensed consolidated interim financial statements 2019

Telefónica Group
Consolidated statements of comprehensive income

Millions of euros	January - June 2019	January - June 2018
Profit for the period	2,054	2,021
Other comprehensive (loss) income	334	(3,051)
(Losses) Gains from financial assets measured at Fair value through comprehensive income	—	7
Income tax impact	—	(2)
Reclassification of (gains) losses included in the income statement	(62)	—
Income tax impact	—	—
	(62)	5
(Losses) Gains on hedges	(104)	(71)
Income tax impact	27	22
Reclassification of (gains) losses included in the income statement	(155)	65
Income tax impact	35	(19)
	(197)	(3)
(Losses) Gains on hedges costs	(56)	63
Income tax impact	14	(16)
Reclassification of (gains) losses included in the income statement	(2)	—
Income tax impact	—	—
	(44)	47
Share of (losses) gains recognized directly in equity of associates and others	—	(8)
Income tax impact	—	—
Reclassification of (gains) losses included in the income statement	(7)	—
Income tax impact	—	—
	(7)	(8)
Translation differences	600	(3,043)
Total other comprehensive income (loss) recognized in the period (Items that may be reclassified subsequently to profit or loss)	290	(3,002)
Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(51)	1
Income tax impact	—	—
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	89	—
	38	1
Gains (Losses) from financial assets measured at Fair value through comprehensive income	12	(41)
Income tax impact	(6)	(9)
	6	(50)
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	44	(49)
Total comprehensive income (loss) recognized in the period	2,388	(1,030)
Attributable to:
Equity holders of the parent and other holders of equity instruments	2,024	(731)
Non-controlling interests	364	(299)
	2,388	(1,030)
Unaudited data. The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 5

Condensed consolidated interim financial statements 2019

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	14,885	(369)	560	44	(14,751)	17,947	9,033	26,980
Adjustment on initial application of new reporting standards (Note 8)	—	—	—	—	—	18	—	—	—	—	18	5	23
Financial position at January 1, 2019	5,192	4,538	(686)	7,496	1,038	14,903	(369)	560	44	(14,751)	17,965	9,038	27,003
Profit for the year	—	—	—	—	—	1,787	—	—	—	—	1,787	267	2,054
Other comprehensive income (loss) for the year	—	—	—	—	—	53	(56)	(198)	(52)	490	237	97	334
Total comprehensive income (loss) for the year	—	—	—	—	—	1,840	(56)	(198)	(52)	490	2,024	364	2,388
Dividends and distribution of profit (Note 8)	—	—	—	—	—	(2,046)	—	—	—	—	(2,046)	(586)	(2,632)
Net movement in treasury shares	—	—	(79)	—	—	(3)	—	—	—	—	(82)	—	(82)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(89)	—	—	—	—	(89)	(226)	(315)
Undated Deeply Subordinated Securities (Note 8)	—	—	—	247	—	(159)	—	—	—	—	88	(6)	82
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(5)	—	—	—	—	(5)	—	(5)
Other movements	—	—	—	—	—	11	—	—	—	—	11	(1)	10
Financial position at June 30, 2019	5,192	4,538	(765)	7,743	1,038	14,452	(425)	362	(8)	(14,261)	17,866	8,583	26,449
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 6

Condensed consolidated interim financial statements 2019

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2017 (*)	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618
Adjustment on initial application of new reporting	—	—	—	—	—	823	(292)	—	—	—	531	68	599
Financial position at January 1, 2018	5,192	4,538	(688)	7,518	987	15,555	(218)	384	37	(15,854)	17,451	9,766	27,217
Profit for the year	—	—	—	—	—	1,739	—	—	—	—	1,739	282	2,021
Other comprehensive income (loss) for the year	—	—	—	—	—	6	(44)	(3)	45	(2,474)	(2,470)	(581)	(3,051)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,745	(44)	(3)	45	(2,474)	(731)	(299)	(1,030)
Dividends and distribution of profit (Note 8)	—	—	—	—	51	(2,102)	—	—	—	—	(2,051)	(568)	(2,619)
Net movement in treasury shares	—	—	1	—	—	(1)	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities	—	—	—	451	—	(277)	—	—	—	—	174	(6)	168
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(10)	—	—	—	—	(10)		(10)
Other movements	—	—	—	—	—	(12)	—	—	—	—	(12)	1	(11)
Financial position at June 30, 2018	5,192	4,538	(687)	7,969	1,038	14,898	(262)	381	82	(18,328)	14,821	8,894	23,715
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(*) The opening balances of "Retained Earnings" and "Translation Differences" have been modified to reflect the change in accounting policy described in Note 2 of the Consolidated Financial Statements for 2018.

Telefónica, S.A. 7

Condensed consolidated interim financial statements 2019

Telefónica Group
Consolidated statements of cash flows

Millions of euros	January - June 2019	January - June 2018
Cash received from operations	28,790	29,760
Cash paid from operations	(20,995)	(22,317)
Net payments of interest and other financial expenses net of dividends received	(972)	(986)
Taxes proceeds/(paid)	471	(356)
Net cash flow provided by operating activities	7,294	6,101
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(3,834)	(4,582)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	776	1
Payments on investments in companies, net of cash and cash equivalents acquired	(2)	(2)
Proceeds on financial investments not included under cash equivalents	965	480
Payments on financial investments not included under cash equivalents	(439)	(586)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents	(447)	(604)
Government grants received	—	37
Net cash flow used in investing activities	(2,981)	(5,256)
Dividends paid	(1,323)	(1,433)
Proceeds from share capital increase	—	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(312)	—
Operations with other equity holders	24	68
Proceeds on issue of debentures and bonds, and other debts	3,687	2,672
Proceeds on loans, borrowings and promissory notes	1,202	2,284
Repayments of debentures and bonds, and other debts	(962)	(3,760)
Repayments of loans, borrowings and promissory notes	(3,555)	(1,744)
Lease principal payments (Note 16)	(831)	—
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 12)	(358)	(230)
Net cash used in financing activities	(2,428)	(2,143)
Effect of changes in exchange rates	27	(232)
Cash reclassified to assets held for sale	(13)	—
Effect of changes in consolidation methods and others	(3)	—
Net increase (decrease) in cash and cash equivalents during the period	1,896	(1,530)
CASH AND CASH EQUIVALENTS AT JANUARY 1	5,692	5,192
CASH AND CASH EQUIVALENTS AT JUNE 30	7,588	3,662
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	5,692	5,192
Cash on hand and at banks	4,886	3,990
Other cash equivalents	806	1,202
BALANCE AT JUNE 30	7,588	3,662
Cash on hand and at banks	6,174	2,609
Other cash equivalents	1,414	1,053
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 8

Condensed consolidated interim financial statements 2019

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2019
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation of the consolidated financial statements
The condensed consolidated interim financial statements for the six-month period ended June 30, 2019 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated financial statements (Consolidated annual accounts) for the year ended December 31, 2018.
The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 24, 2019.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2019 and 2018, except in the consolidated statement of financial position, which compares information at June 30, 2019 and at December 31, 2018.
The main changes in the consolidation scope are described in Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

Telefónica, S.A. 9

Condensed consolidated interim financial statements 2019

IFRS 16 Leases
On January 1, 2019 IFRS 16 became effective, resulting in changes in the accounting policies applied to lease contracts in prior periods.
IFRS 16 requires lessees to recognize assets and liabilities arising from lease contracts in the statement of financial position. A lessee may elect not to apply the general requirements to short-term leases and leases of low-value assets.
The Group acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts was accounted for as operating lease under the previous lease standard, with lease payments being recognized generally on a straight-line basis over the contract term.
The implementation of IFRS 16 in the Group was highly complex due to factors such as the high number of contracts affected and the diversity of data source systems, as well as the need to make certain estimates. These include the estimation of the lease term, based on the non-cancelable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, assumptions are required to calculate the discount rate, which will be based mainly on the incremental borrowing rate of interest for the estimated term.
The standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. The Group has adopted the latter transition method; therefore, the Group has recognized the cumulative effect of initial application as an adjustment to retained earnings at the transition date, January 1, 2019, amounting to 18 million euros (see Note 8). Moreover, the Group has applied the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but directly apply the new requirements to all those contracts identified as leases under the previous accounting standard.
The following practical expedients have been adopted by the Group on transition to the new requirements:

•
Right of use asset measurement: for a vast majority of leases the Group has recognized a right-of-use asset at the date of initial application measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

•
Discount rates: the Group has applied a single discount rate to a portfolio of leases with reasonably similar characteristics such as lease term, class of underlying asset, currency and economic environment.

•	Leases expiring in 2019: the Group has used the practical exemption from application of the new requirements to leases whose lease term ends within 12 months of the date of initial application.

•	Initial direct costs: the Group has excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application.

Telefónica, S.A. 10

Condensed consolidated interim financial statements 2019

The modifications introduced by IFRS 16 have had a significant impact on the group's financial statements since the date of adoption, as shown below:

Million euros	Impact of the first application
Opening balance of rights of use at January 1, 2019 (Note 16)	7,871
Impact of IFRS 16 in rights of use of companies held for sale at December 31, 2018 (1)	155
Reclassification of property, plant and equipment deriving from finance leases under IAS 17 and other assets	(249)
Reclassification of advance payments of lease contracts in force at December 31, 2018	(176)
Accounts receivable for subleases	18
Impact of IFRS 16 in assets at transition date	7,619

Opening balance of lease liabilities at January 1, 2019 (Note 16)	7,701
Impact of IFRS 16 in lease liabilities of companies held for sale at December 31, 2018 (1)	152
Reclassification of finance lease liabilities under IAS 17 at December 31, 2018	(201)
Reclassification of other liabilities at December 31, 2018	(56)
Impact of IFRS 16 in liabilities at transition date	7,596

Impact of IFRS 16 in equity at transition date (Note 8)	23
(1) Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 28 to the 2018 consolidated financial statements).
The weighted average lessee's incremental borrowing rate applied to lease liabilities recognised in the statement of financial position at the date of initial application ranges from 2.4% to 3.0%.
The main difference between operating lease commitments disclosed in the Group's annual consolidated financial statements of 2018 and lease liabilities recognised upon transition relate to, among others:

•
Differences relating to the contract population considered: lease liabilities under IFRS 16 do not include short-term leases or leases of low-value or intangible assets, while those are included in the expected payment schedule.

•	Payments relating to contracts that can be canceled without penalty are not included within lease payment commitments, but they are included in the lease liability under IFRS 16.

•
Differences in the lease term: extension options that are reasonably certain are part of the measurement of the lease liability, whereas they are not taken into consideration in the estimated payments schedule for operating leases. In addition to this, the discount rates used also differ, as a result of such differences in the terms considered.

Telefónica, S.A. 11

Condensed consolidated interim financial statements 2019

The table below shows the reconciliation between the operating lease obligations as reported in the consolidated financial statements of 2018 and the opening balance of lease liabilities under IFRS 16:

Millones de euros	1/1/2019
Present value of future payments for operating leases at December 31, 2018 (1)	7,229
Present value of future payments for operating leases of companies held for sale at December 31, 2018 (2)	(98)
Finance lease liabilities under IAS 17	201
Low cost and/or short term lease contracts	(337)
Cancelable contracts without penalty cost	541
Differences in lease term and discount rates	244
Other items	(79)
Opening balance of lease liabilities at January 1, 2019	7,701
(1) See Estimated payment schedule in Note 23 to the consolidated financial statements of 2018.
(2) Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 28 to the 2018 consolidated financial statements).
The impacts of adopting IFRS 16 on the Group’s consolidated income statement for the first half of 2019 are set out below:

Millions of euros	January - June 2019
	IFRS 16	IAS 17	IFRS 16 impact
Revenues	24,121	24,121	—
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	8,702	7,934	768
Depreciation and amortization	(5,248)	(4,465)	(783)
OPERATING INCOME	3,454	3,469	(15)
Share of profit (loss) of investments accounted for by the equity method	7	7	—
Net financial expense	(651)	(550)	(101)
PROFIT BEFORE TAX	2,810	2,926	(116)
Corporate income tax	(756)	(773)	17
PROFIT FOR THE PERIOD	2,054	2,153	(99)
Attributable to equity holders of the Parent	1,787	1,874	(87)
Attributable to non-controlling interests	267	279	(12)
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.32	0.34	(0.02)
Hyper-inflation in Argentina
Argentina is considered a hyperinflationary economy since 2018 and the Group applies hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information of periods ended after July 1, 2018. As a consequence, the consolidated financial statements of the first half of 2018 were not restated and they do not include hyper-inflation accounting to the Group companies whose functional currency is the Argentine peso.
The main implications are as follows:

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Condensed consolidated interim financial statements 2019

•
Adjustment of the historical cost of non-monetary assets and liabilities and equity items from their date of acquisition, or the date of inclusion in the consolidated statement of financial position, to the end of the year, in order to reflect changes in the currency’s purchasing power caused by inflation.

•	The gain or loss on the net monetary position caused by the impact of inflation in the year is included in the income statement.

•
Items in the income statement and in the statement of cash flows are adjusted by the inflation index since their origination, with a balancing entry in financial results within the statement of income and a reconciling item in the statement of cash flows, respectively.

•	All items in the financial statements of the Argentine companies are translated at the closing exchange rate, which at June 30, 2019 was 48.26 Argentine pesos per euro.
The main impacts in the consolidated financial statements of the Telefónica Group for the first half of 2019 of the aforementioned adjustments, are shown below:

Millions of euros	Impact of the application of hyperinflation adjustments in the first half of 2019
Revenues	52
Operating income before depreciation and amortization (OIBDA)	(8)
Depreciation and amortization	(114)
Net result	(161)
Capital expenditures (CapEx)	3
Total equity	2,531
Non-current assets	2,382
The translation of the financial statements of the Group companies in Argentina in the first half of 2019 had a positive impact in Retained earnings amounting to 249 million euros.
Translation of Telefónica Venezolana's financial statements
Venezuela has been considered a hyperinflationary economy since 2009. We regularly review the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date.
On August 20, 2018 Venezuela introduced the Bolivar Soberano (VES), which replaced the Bolívar Fuerte (VEF) removing five zeros (1 VES = 100,000 VEF).
In light of the economic environment and in the absence of official exchange rates that are representative of the situation in Venezuela, the Group maintained its policy for estimating an exchange rate to match the progression of inflation in Venezuela and attempts to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements more accurately (hereinafter, synthetic exchange rate). In May 2019 the Central Bank of Venezuela (BCV) published the official inflation rates for the period from January 2016 to April 2019. At June 30, 2019, the synthetic exchange rate was calculated considering these inflation rates published, and was updated with the inflation rates estimated by the Group (1,645.8% is the inflation rate estimated for the first half of 2019). The inflation rate estimated by the Group for the first half of 2018 was 6,461.8%. Thus, the exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of June 30, 2019 amounts to 7,919.5 VES/USD (2,369,815 VEF/USD as of June 30, 2018).
The official reference exchange rate at June 30, 2019 was 6,733.3 VES/USD.
The translation of the financial statements of Telefónica Venezolana in the first half of 2019 had an impact in Retained earnings amounting to -254 million euros (-10 million euros in the first half of 2018).

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Condensed consolidated interim financial statements 2019

The following table presents the figures of Telefónica Venezolana in certain items of the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of financial position of the Telefónica Group for the first half of 2019 and 2018, applying the synthetic exchange rate:

Millions of euros	January - June 2019	January - June 2018
Revenues	64	13
Operating income before depreciation and amortization (OIBDA)	9	1
Depreciation and amortization	(12)	(41)
Financial result (1)	96	106
Profit before tax	93	65
Income tax (2)	(9)	(91)
Result for the period	84	(26)
Net cash flow provided by operating activities	19	5
Capital expenditures (CapEx)	5	1
Non-current assets	31	261
(1) Mainly resulting from the hyperinflation adjustment to the net monetary position and from the exchange differences arising from foreign currency items held by Telefónica Venezolana.
(2) Deferred tax recognized for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.
Sale of Antares
On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A. for a total amount of 161 million euros. At December 31, 2018, the assets corresponding to Antares were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale, amounting to 793 million euros and 661 million euros, respectively.
On February 14, 2019, after obtaining the relevant regulatory approvals, the sale was concluded. This transaction generated a capital gain in the consolidated income statement of the first half of 2019 amounting to 98 million euros, under "Other income". In addition, it has involved an equity reclassification between "Actuarial gains and losses and impact of limit on assets for defined benefit pension plans" and "Retained earnings" amounting to 89 million euros.
Sale of Telefonica Móviles Guatemala and Telefónica Móviles El Salvador
On January 24, 2019, Telefonica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefonica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The aggregate consideration for both companies (enterprise value) is 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million of which correspond to Telefónica Móviles Guatemala and 277 million of which correspond to Telefónica Móviles El Salvador). At December 31, 2018, the assets corresponding to those companies were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale.
The closing of the sale of Telefónica Móviles Guatemala took place the same day. This transaction did not have a significant impact in the consolidated financial statements of the first half of 2019. Due to the exclusion of Telefónica Móviles Guatemala from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 114 million euros.

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At the date of approval of the accompanying interim financial statements, the closing of the Telefónica El Salvador sale is subject to applicable regulatory conditions (see Note 20).
Sale of Telefonía Celular de Nicaragua, Telefónica Móviles Panamá and Telefónica de Costa Rica
On February 20, 2019 Telefónica reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., and for the sale by Telefónica Centroamérica Inversiones, S.L. of the entire share capital of Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A.
The aggregate amount of the transaction (enterprise value) for all the companies is 1,650 million US dollars (approximately 1,455 million euros at the exchange rate of the date of the agreement).
On May 16, 2019, after obtaining the relevant regulatory approvals, Telefónica Centroamérica de Inversiones, S.L. transferred the entire share capital of Telefonía Celular de Nicaragua, S.A. to Millicom International Cellular, S.A. for an amount of 437 million US dollars, approximately 390 million euros. The impact of this transaction in the consolidated income statement of the first half of 2019 amounted to 186 million euros, under "Other income" (Note 18).
As a result of the exclusion of Telefonía Celular de Nicaragua, S.A. from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 112 million euros.
At the date of approval of the accompanying interim financial statements, the closings of the Telefónica Móviles Panamá and Telefónica de Costa Rica sales are subject to applicable regulatory conditions (see Note 20).
Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
As a result of the entry into force of the new standard IFRS 16 Leases, in 2019 most of lease expenses that under prior accounting standard affected operating income, are now affecting depreciation and amortization or net financial expenses, resulting in higher OIBDA under IFRS 16.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the six-months periods ended June 30, 2019 and 2018:

Millions of euros	January - June 2019	January - June 2018
Operating Income Before Depreciation and Amortization (OIBDA)	8,702	8,102
Depreciation and amortization	(5,248)	(4,405)
Operating income	3,454	3,697

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Condensed consolidated interim financial statements 2019

The following table presents the reconciliation of OIBDA to operating income for each business segment for the six-months periods ended June 30, 2019 and 2018:

January - June 2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and elimina- tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,672	1,052	1,101	2,050	525	936	366	8,702
Depreciation and amortization	(976)	(616)	(1,240)	(1,223)	(469)	(647)	(77)	(5,248)
Operating income	1,696	436	(139)	827	56	289	289	3,454

January - June 2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and elimina- tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,507	879	882	2,257	434	1,024	119	8,102
Depreciation and amortization	(816)	(491)	(980)	(992)	(456)	(537)	(133)	(4,405)
Operating income	1,691	388	(98)	1,265	(22)	487	(14)	3,697

Debt indicators
As calculated by us, net financial debt includes:
(i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and
(ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component).
From these liabilities, the following are subtracted:
i) cash and cash equivalents,
ii) current financial assets (which include short-term derivatives),
iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and
iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in our consolidated statement of financial position).
The accounts included in the net financial debt calculation recorded in "Payables and other non-current liabilities" or "Financial assets and other non-current assets" have a maturity beyond one year and a financial component. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.
Net financial debt calculation has been redefined in 2019 excluding the mark to market adjustment of the unmatured cash flow hedges associated to debt instruments. This change seeks to eliminate the asymmetry generated by the accounting valuation method of both financial instruments; the debt instrument valued at

Telefónica, S.A. 16

Condensed consolidated interim financial statements 2019

amortized cost and the derivative at market value. This new methodology is more aligned with that used by credit rating agencies and is also used by other companies in the sector. The change has been applied to the comparative periods. As of June 30, 2019, it represents a reduction in the amount of net financial debt of 724 million euros (510 million euros at December 31, 2018).
Likewise, after the entry into force of IFRS 16 Leases, the distinction between finance leases and operating leases disappears for the purpose of computing the payment obligation. As a result, for comparison purposes, the net financial debt figure of the comparative periods has been modified to exclude the finance lease liabilities under IAS 17 (201 million euros as of December 31, 2018), and the new indicator “Net financial debt plus leases” has been included in 2019, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This new indicator cannot be presented comparatively for periods prior to 2019.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

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Condensed consolidated interim financial statements 2019

The following table presents a reconciliation of net financial debt and net financial debt plus commitments as of June 30, 2019 and December 31, 2018 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Millions of euros	06/30/2019	12/31/2018
Non-current financial liabilities	46,508	45,334
Current financial liabilities	10,077	9,368
Gross financial debt (Note 12)	56,585	54,702
Cash and cash equivalents	(7,588)	(5,692)
Other assets included in "Other current financial assets"	(3,183)	(2,209)
Cash and other current financial assets included in "Non-current assets Held for sale"	(23)	(165)
Positive mark-to-market value of long-term derivative instruments (Note 9)	(3,479)	(2,776)
Other liabilities included in "Payables and other non-current liabilities"	795	800
Other liabilities included in "Payables and other current liabilities"	100	111
Other assets included in "Financial assets and other non-current assets"	(922)	(1,593)
Other assets included in "Receivables and other current assets"	(751)	(867)
Other assets included in "Tax receivables"	(687)	(568)
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	107	42
Financial leases under IAS 17	n.a.	(201)
Mark-to-market adjustment by cash flow hedging activities related to debt	(724)	(510)
Net financial debt (*)	40,230	41,074
Lease liabilities	7,542	n.a.
Net financial debt including lease liabilities	47,772	n.a.
Gross commitments related to employee benefits	5,152	5,940
Value of associated long-term assets	(125)	(704)
Tax benefits	(1,339)	(1,390)
Net commitments related to employee benefits (*)	3,688	3,846
Net financial debt plus commitments	43,918	44,920
Net financial debt plus lease liabilities plus commitments	51,460	n.a.
(*) Includes assets and liabilities considered to be "net financial debt plus commitments" for companies classified as held for sale (see Note 21).

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Condensed consolidated interim financial statements 2019

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
After the entry into force of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" has been added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for the six-months periods ended June 30, 2019 and 2018:

Millions of euros	January - June 2019	January - June 2018
Net cash flow provided by operating activities	7,294	6,101
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net	(3,834)	(4,582)
Government grants received	—	37
Dividends paid to minority shareholders	(292)	(406)
Payments related to cancellation of commitments	419	398
Free cash flow excluding lease principal payments	3,587	n.a.
Lease principal payments	(831)	n.a.
Free cash flow	2,756	1,548

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Condensed consolidated interim financial statements 2019

Note 3. Accounting policies
The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2019 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2018, except for the following new standards and amendments to standards published by the International Accounting Standards Board (IASB) and endorsed by the EU for use in Europe, which are effective for annual periods beginning on or after January 1, 2019.
IFRS 16 Leases
Following is a detail of the Group's new accounting policies following the adoption of IFRS 16, which have been applied since the date of its initial application. Information on the impact of the first-time application of this new standard is included in Note 2.
IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure requirements for leases, requiring a lessee to account for all leases on the balance sheet under a single model, similar to the recognition of finance leases in IAS 17.
At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognises a liability for the present value of the lease payments payable over the lease term and a right-of-use asset that represents the right to use the underlying asset over the term of the lease. Rights of use assets are measured at cost, less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of rights of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.
The Group does not recognize non-lease components separately from lease components for those classes of assets in which non-lease components are not significant with respect to the total value of the arrangement.
Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. For the calculation of the present value of the lease payments, the Group uses the incremental borrowing rate at the start date of the lease. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurement is generally recognised against an adjustment to the right-of-use asset.
The standard includes two recognition exemptions: "low value" asset leases (the Group uses this exemption for office equipment) and short-term leases (the Group uses this exemption for all leases with a term of 12 months or less). In such cases, lease payments are recognised as an expense on a straight-line basis over the lease term.
The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. In particular, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).
Lessor accounting is substantially unchanged under the new standard. Lessors continue to classify all leases using the classification principles in IAS 17 and distinguishing between operating and finance leases. Leases in

Telefónica, S.A. 20

Condensed consolidated interim financial statements 2019

which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.
IFRIC 23 Uncertainty over Income Tax Treatment
The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation clarifies that the approach that better predicts the resolution of the uncertainty should be followed, and specifically addresses the assumptions an entity makes about the examination of tax treatments by taxation authorities and how an entity determines taxable profit (loss), tax bases, unused tax losses and tax credits, and tax rates, where there is uncertainty over an income tax treatment. The Group's current practice is in line with this interpretation, so the application of these requirements did not have a significant impact on the Group's financial position or results in the interim period.
Prepayment Features with Negative Compensation (Amendments to IFRS 9)
Under IFRS 9, a debt instrument can be measured at amortised cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. This amendment did not have a significant impact on the Group's financial position or results in the interim period.
Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)
The amendments to IAS 19 specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:
- Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.
- Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).
The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognised in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognised in other comprehensive income.
These amendments did not have an impact on the Group's financial position or results in the interim period.
Long-term interests in associates and joint ventures (Amendments to IAS 28)
The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarify that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognised as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. These amendments did not have a significant impact on the Group's financial position or results in the interim period.
Annual Improvements to IFRS Standards 2015-2017 Cycle
This text includes a number of improvements to existing IFRSs, mainly to eliminate inconsistencies and clarify the wording of some of these standards.

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- IFRS 3 Business Combinations
The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.
- IFRS 11 Joint Arrangements
A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.
- IAS 12 Income Taxes
The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.
- IAS 23 Borrowing Costs
The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.
These improvements did not have a significant impact on the Group's financial position or results in the interim period.
New standards and amendments to standards issued but not effective as of June 30, 2019
At the date of preparation of the interim consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
Amendments to References to the Conceptual Framework in IFRSs Standards		January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021
Based on the analyses made to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

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Condensed consolidated interim financial statements 2019

Note 4. Segment information
The organizational structure approved by the Board of Directors of Telefónica, S.A. on January 31, 2018 is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador and Central America) and Telefónica Hispam Sur (formed by the Group’s operators in Argentina, Chile, Peru and Uruguay).
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country.
Information relating to other Group companies not specifically included in these segments (see the section "Other companies" of Appendix I to the consolidated financial statements of 2018) is reported under "Other companies and eliminations", which includes Telxius, holding companies, companies whose main purpose is to provide cross-sectional services to Group companies and other companies. Inter-segment transactions are carried out at market prices.
Revenues of Telxius in the first half of 2019 amounted to 435 million euros (366 million euros in the first half of 2018), of which 235 million euros correspond to inter-segment revenues (223 million euros in the first half of 2018). OIBDA of Telxius in the first half of 2019 amounted to 253 million euros (173 million euros in the first half of 2018). The capital expenditures in the first half of 2019 in Telxius amounted to 94 million euros (98 million euros in the first half of 2018) and the acquisitions of rights of use in the first half of 2019 amounted to 39 million euros. Fixed assets of Telxius at June 30, 2019 amounted to 1,096 million euros (1,116 million euros at December 31, 2018).
External revenues of the companies included in "Other companies and eliminations" in the first half of 2019, excluding Telxius, amounted to 525 million euros (556 million euros in the first half of 2018).
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in "Other companies", so most of the Group's financial assets and liabilities are reported under "Other companies and eliminations". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities is included under “Other companies and eliminations”. For these reasons, the results of the segments are disclosed up to operating income.
Revenue and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. These adjustments had no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

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Condensed consolidated interim financial statements 2019

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Note 6) and acquisitions of rights of use (since the entry into force of IFRS 16, see Note 16), regarding the Group’s operating segments:

January - June 2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Revenues	6,283	3,411	3,564	5,030	1,985	3,355	493	24,121
External revenues	6,172	3,389	3,547	5,020	1,941	3,327	725	24,121
Inter-segment revenues	111	22	17	10	44	28	(232)	—
Other operating income and expenses	(3,611)	(2,359)	(2,463)	(2,980)	(1,460)	(2,419)	(127)	(15,419)
OIBDA	2,672	1,052	1,101	2,050	525	936	366	8,702
Depreciation and amortization	(976)	(616)	(1,240)	(1,223)	(469)	(647)	(77)	(5,248)
Operating income	1,696	436	(139)	827	56	289	289	3,454
Capital expenditures (CapEx)	813	409	496	934	184	493	56	3,385
Acquisitions of rights of use	16	69	147	254	45	77	21	629

January - June 2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Revenues	6,265	3,223	3,525	5,227	1,998	3,631	465	24,334
External revenues	6,144	3,204	3,510	5,217	1,953	3,607	699	24,334
Inter-segment revenues	121	19	15	10	45	24	(234)	—
Other operating income and expenses	(3,758)	(2,344)	(2,643)	(2,970)	(1,564)	(2,607)	(346)	(16,232)
OIBDA	2,507	879	882	2,257	434	1,024	119	8,102
Depreciation and amortization	(816)	(491)	(980)	(992)	(456)	(537)	(133)	(4,405)
Operating income	1,691	388	(98)	1,265	(22)	487	(14)	3,697
Capital expenditures (CapEx)	778	987	424	892	165	553	133	3,932

Telefónica, S.A. 24

Condensed consolidated interim financial statements 2019

The following table presents assets and liabilities by segment:

June 2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Fixed assets	15,174	9,533	13,030	21,378	4,011	9,306	1,941	74,373
Rights of use (1)	1,548	756	2,729	2,078	729	667	(1,103)	7,404
Investments accounted for by the equity method	2	8	—	2	1	72	52	137
Financial assets and other non-currents assets	158	370	368	1,246	342	377	4,256	7,117
Deferred tax assets	2,017	2	204	465	987	175	3,089	6,939
Other current financial assets	31	103	12	79	61	235	2,667	3,188
Total allocated assets	23,492	13,462	18,628	30,432	8,979	13,417	14,358	122,768
Non-current financial liabilities	589	1,076	2,195	961	987	1,973	38,727	46,508
Non-current lease liabilities	1,297	527	2,126	1,688	631	479	(1,002)	5,746
Deferred tax liabilities	173	105	236	882	43	433	794	2,666
Current financial liabilities	901	—	435	287	1,359	442	6,653	10,077
Current lease liabilities	290	206	468	433	121	156	(85)	1,589
Total allocated liabilities	13,146	5,150	9,089	10,322	6,055	6,405	46,152	96,319
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group. The rights of use of Telxius Group at June 30, 2019 amounted to 429 million euros.

Telefónica, S.A. 25

Condensed consolidated interim financial statements 2019

December 2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Fixed assets	15,347	9,646	13,520	21,230	4,971	9,041	2,144	75,899
Investments accounted for by the equity method	2	8	—	2	1	—	55	68
Financial assets and other non-currents assets	163	304	377	1,718	363	469	3,715	7,109
Deferred tax assets	2,084	2	204	335	1,063	165	3,778	7,631
Other current financial assets	31	79	9	88	68	145	1,789	2,209
Total allocated assets	23,622	12,609	16,837	27,402	8,672	12,043	12,862	114,047
Non-current financial liabilities	649	1,077	2,004	1,058	1,101	1,618	37,827	45,334
Deferred tax liabilities	189	102	236	693	134	397	923	2,674
Current financial liabilities	1,683	—	145	334	1,083	339	5,784	9,368
Total allocated liabilities	14,328	4,633	6,287	7,204	5,096	5,396	44,123	87,067

Telefónica, S.A. 26

Condensed consolidated interim financial statements 2019

The composition of segment revenues is as follows:

Millions of euros	January - June 2019				January - June 2018
Segments	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain (*)				6,283				6,265
United Kingdom	—	3,170	241	3,411	—	3,032	191	3,223
Germany	367	3,195	2	3,564	391	3,127	7	3,525
Brazil	1,794	3,236		5,030	1,943	3,285	(1)	5,227
Hispam Norte	366	1,617	2	1,985	356	1,641	1	1,998
Hispam Sur	1,404	1,948	3	3,355	1,423	2,209	(1)	3,631
Other and inter-segment eliminations	−	−	493	493	−	−	465	465
Total Group	−	−	−	24,121	−	−	−	24,334
Note: In the countries of the Telefónica Hispam Norte and Telefónica Hispam Sur segments with separate fixed and mobile operating companies, the intercompany revenues have not been considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.

Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros
Telefónica Spain	January - June 2019	January - June 2018
Mobile handset sale	164	179
Ex-Mobile handset sale	6,119	6,086
Consumer	3,320	3,336
Corporate	1,742	1,715
Others (*)	1,057	1,035
Total	6,283	6,265
(*) Other includes wholesale, subsidiaries and other revenues.

Telefónica, S.A. 27

Condensed consolidated interim financial statements 2019

Note 5. Business combinations and transactions with non-controlling interests
Business combinations
No material business combinations or transactions with non-controlling interests were finalized within the Group in the six months ended June 30, 2019 and 2018. The main changes in the consolidation scope taking place in the first half of 2019 are detailed in Appendix I.
Note 6. Intangible assets, property, plant and equipment and goodwill
The movements in "Intangibles assets" and "Property, plant and equipment" in the first half of 2019 are as follows:

Millions of euros	Intangibles assets	Property, plant and equipment	Total
Balance at 12/31/2018	16,856	33,295	50,151
First application of IFRS 16 (Note 2)	—	(249)	(249)
Additions	640	2,711	3,351
Depreciation and amortization	(1,631)	(2,788)	(4,419)
Disposals	—	(154)	(154)
Translation differences and hyperinflation adjustments	163	345	508
Inclusion of companies	3	—	3
Exclusion of companies	—	(7)	(7)
Transfers and others	(51)	(630)	(681)
Balance at 06/30/2019	15,980	32,523	48,503
"Transfers and others" includes the transfer to "Non-current assets classified as held for sale" of the intangible assets and the property, plant and equipment of Telefónica Móviles Panamá, Telefónica de Costa Rica and Telefonía Celular de Nicaragua (see Notes 2 and 21), and the transfer of the carrying value of eleven Data Centers located in Spain, Brazil, USA, Mexico, Peru, Chile and Argentina, after the agreement for the sale (see Note 21).
The additions by segment are detailed in Note 4.
The movement in "Goodwill" in the first half of 2019 is as follows:

Millions of euros	Goodwill
Balance at 12/31/2018	25,748
Exchange rate impact and hyperinflation adjustments	290
Additions	2
Transfers	(170)
Balance at 06/30/2019	25,870
The movement of exchange rate impact and hyperinflation adjustments is mainly related to the appreciation of the Brazilian real and the inflation adjustments applied to the companies whose functional currency is the Argentine peso.

Telefónica, S.A. 28

Condensed consolidated interim financial statements 2019

"Transfers" mainly includes the transfer to "Non-current assets classified as held for sale" of the goodwill of Telefónica Móviles Panamá and Telefonía Celular de Nicaragua (see Notes 2 and 21).
In the first half of 2018 a partial write-off of the goodwill allocated to Telefónica Móviles México was recognized, amounting to 108 million euros (see Note 18).
Note 7. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A., and BlackRock, Inc.

Based on the information provided by BBVA and CaixaBank as at December 31, 2018 for the 2018 Annual Report on Corporate Governance, the shareholding of BBVA and CaixaBank in Telefónica’s share capital were 5.28%, and 5.01%, respectively.

Based on the notification provided by BlackRock, Inc to CNMV and Telefónica, S.A., as at June 18, 2019, the shareholding of BlackRock, Inc. in Telefónica’s share capital was 5.00%.

During the first six months of 2019 and 2018 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between the Telefónica Group and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros	January-June	January-June
	2019	2018
Finance costs	21	25
Receipt of services	10	13
Purchase of goods and other expenses	27	27
Total costs	58	65
Finance income	14	23
Dividends received(1)	6	5
Services rendered	37	36
Sale of goods	31	28
Total revenue	88	92
Finance arrangements: loans and capital contributions (borrower)	600	759
Guarantees	270	260
Commitments	112	88
Finance arrangements: loans and capital contributions (lessee)	1,836	1,175
Dividends paid	111	116
Factoring operations	604	637
Other transactions	9	12
(1) At June 30, 2018, Telefónica holds a 0,66% stake (0.66% at June 30, 2018) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in the first half of 2019 amounted to 15,708 and 543 million euros, respectively (20,318 million euros held with BBVA and 546 million million euros held with la Caixa in the first half of 2018). This figure is inflated by the use in some cases of several

Telefónica, S.A. 29

Condensed consolidated interim financial statements 2019

levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position as of June 30, 2019 is 503 and -8 million euros, respectively (371 and -20 million euros, respectively, as of June 30, 2018).
Additionally, at June 30, 2019 there were collateral guarantees (liabilities) of certain derivatives with BBVA amounting to 174 million euros (100 million euros in the same period of 2018).
Other related parties
Certain Telefónica Group subsidiaries performed during the first half of 2019 transactions with Global Dominion Access Group, related to the Group´s ordinary course of business. The main operations correspond to Telefónica Spain amounting to 14 million euros (30 million euros in the first half of 2018).
Associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros	06/30/2019	12/31/2018
Investments accounted for by the equity method	137	68
Receivables from associates and joint ventures for current operations (Note 10)	31	33
Financial debt, associates and joint ventures	4	104
Payables to associates and joint ventures (Note 14)	553	520

Millions of euros	January-June 2019	January-June 2018
Share of income (loss) of investments accounted for by the equity method	7	5
Revenue from operations with associates and joint ventures	126	112
Expenses from operations with associates and joint ventures	11	7
Financial revenues with associates and joint ventures	—	1
Financial expenses with associates and joint ventures	1	—

Telefónica, S.A. 30

Condensed consolidated interim financial statements 2019

Directors’ and Senior Executives’ compensation and other information
Pursuant to the disclosure established in Circular 3/2018, of June 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2019 and 2018 are as follows:

Directors	January- June	January- June
Thousands of euros	2019	2018
Remuneration for belonging to the Board of Directors and/or Board Committees	1,719	1,717
Salary	1,762	1,762
Variable Remuneration in cash	2,931	2,945
Remuneration Systems based on shares (1)	—	—
Compensation	—	—
Long-Term Savings Systems	526	526
Other Concepts	31	26
Total	6,969	6,976
(1) Performance Share Plan (PSP) approved by the 2018 General Shareholders' Meeting. In the first cycle of the Plan (commenced on 1 January 2018, with delivery of the corresponding shares in 2021) a maximum number of 421,000 shares was assigned to the Executive Chairman and 312,000 shares to the Chief Executive Officer. In the second cycle of the Plan (commenced on 1 January 2019, with delivery of the corresponding shares in 2022) a maximum number of 468,000 shares was assigned to the Executive Chairman and 347,000 shares to the Chief Executive Officer. It is hereby stated that no shares were delivered to the Executive Directors under the first and second cycles of the PSP, reflecting only the figures indicated: the maximum number of shares potentially deliverable in the event of maximum compliance with the TSR and FCF objective.
In addition, the total amounts accrued to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2019 and 2018 are as follows.

Senior Executives	January- June	January- June
Thousands of euros	2019	2018 (2)
Total compensation paid to Senior Executives	6,314	14,938
(2) The “Total compensation paid to Senior Executives” Section for the year 2018 includes the compensation received by Mr. Ramiro Sánchez de Lerín García-Ovies, former General Secretary and Secretary to the Board of Telefónica, S.A., until his disassociation from Telefónica, S.A., including the compensation received by him as a result of his dismissal.

Telefónica, S.A. 31

Condensed consolidated interim financial statements 2019

Note 8. Changes in equity and shareholder remuneration
Dividends
Approval was given at the General Shareholders' Meeting of June 7, 2019 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 20, 2019 amounting to 1.023 million euros and the second payment of a gross amount of 0.20 in cash per share will be made on December 19, 2019.
Approval was given at the General Shareholders' Meeting of June 8, 2018 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 15, 2018 amounting to 1,025 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 20, 2018 amounting to 1,026 million euros.
In May 16, 2019 Telefónica's shares ceased to be listed on the London Stock Exchange and in July 12, 2019 Telefónica's shares ceased to be listed on the Argentina Stock Exchange.
Other equity instruments
In March 2019, Telefónica Europe, B.V. executed an operation to proactively manage its hybrid capital composed of: a) a new issue amounting to 1,300 million euros; and b) a tender offer on two hybrid instruments with early amortization dates in December 2019 and March 2020, respectively. The issuer accepted the purchase in cash of any and all of the bonds involved in the tender offer and immediately thereafter these were amortized in advance. The operations of new issuance and repurchase were liquidated with dates March 14, 2019 and March 15, 2019 respectively. Following this, the issuer, according with the terms of the instrument, exercised the clean up call for the total amortization of the hybrid with first non-call date in December 2019.
The characteristics of the undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operation and the amounts amortized in advance, are the following (millions of euros):

Telefónica, S.A. 32

Condensed consolidated interim financial statements 2019

Issue date	Annual Fix	Variable	Exercisable from issuer	12/31/2018	Tender Offer	Amount repurchased	Amortization	06/30/2019
03/14/2019	4.375%	from 03/14/2025 rate SWAP + spread incremental	2025	—	—	—	—	1,300
03/22/2018	3%	from 12/04/2023 rate SWAP + spread incremental	2023	1,250	—	—	—	1,250
	3.875%	from 09/22/2026 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/2023 rate SWAP + spread incremental	2023	1,000	—	—	—	1,000
09/15/2016	3.75%	from 03/15/2022 rate SWAP + spread incremental	2022	1,000	—	—	—	1,000
03/30/2015(*)	8.5%	from 03/30/2020 rate SWAP + spread incremental	2020	452	—	—	—	452
12/04/2014	4.2%	from 12/04/2019 rate SWAP + spread incremental	2019	705	705	(587)	(118)	—
03/31/2014	5%	from 03/31/2020 rate SWAP + spread incremental	2020	592	592	(348)	—	244
	5.875%	from 03/31/2024 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
11/26/2013(**)	6.75%	from 11/26/2020 rate SWAP + spread incremental	2020	205	—	—	—	205
09/18/2013	7.625%	from 09/18/2021 rate SWAP + spread incremental	2021	292	—	—	—	292
				7,496				7,743
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million US dollars).
(**) Securities Issued in pounds sterling for a live nominal amount of 172 million pounds sterling.

The undated deeply subordinated securities have been issued by Telefónica Europe B.V. unless specified otherwise.
In the first half of 2019, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of 159 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (277 million euros in the first half of 2018). The payments in 2019 have been impacted by the premium of the tender offer amounting to 28 million euros (the impact in 2018 amounted to 139 million euros).
Translation differences
In the first six months of 2019, the equity attributable to the equity holders of the parent decreased by 490 million euros due to the variation between the exchange rate at June 30, 2019 compared with December 31, 2018, mainly the appreciation of the Brazilian real.
Impact of the first application of IFRS 16
The first application of IFRS 16 Leases (see Note 2), effective as of January 1, 2019, had an impact in total equity amounting to 23 million euros, 18 million euros attributable to equity holders and 5 million euros attributable to minority interests.

Telefónica, S.A. 33

Condensed consolidated interim financial statements 2019

Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2019 and 2018:

Number of shares
Treasury shares at December 31, 2018	65,496,120
Acquisitions	11,483,446
Employee share option plan	(304,139)
Treasury shares at June 30, 2019	76,675,427

Number of shares
Treasury shares at December 31, 2017	65,687,859
Employee share option plan	(121,047)
Treasury shares at June 30, 2018	65,566,812
Treasury shares in portfolio at June 30, 2019 are directly held by Telefónica, S.A. and represent 1.48% of its share capital.
Note 9. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at June 30, 2019 and December 31, 2018 is as follows:

Millions of euros	06/30/2019	12/31/2018
Non-current financial assets (Note 11)	6,466	6,393
Investments	606	573
Long-term receivables for indirect taxes	279	731
Other long-term credits	328	319
Deposits and guarantees	1,329	1,624
Trade receivables	559	488
Receivables for subleases	13	—
Impairment of trade receivables	(127)	(118)
Derivative financial assets	3,479	2,776
Other non-current assets	651	716
Contractual assets	102	108
Deferred expenses	213	191
Prepayments	336	417
Total	7,117	7,109
Regarding the outstanding credits related to the court decisions in favor of Telefónica Brasil obtained in 2018, which recognized the right to deduct the ICMS from the calculation basis of the PIS and COFINS (see Note 11 to the consolidated financial statements of 2018), the balance at June 30, 2019 amounted to 768 million euros (1,107 million euros at December 31, 2018). The amount expected to be offset in more than 12 months amounted to 81 million euros (539 million euros at December 31, 2018), included under Long-term receivables for indirect taxes assets in the table above. The amount registered in the short term amounted to 687 million euros (568 million euros at December 31, 2018), included under Tax receivables in the consolidated statement of financial position.

Telefónica, S.A. 34

Condensed consolidated interim financial statements 2019

The impact in the consolidated income statement of the first half of 2018 was 485 million euros reducing "Taxes other than income tax" included in "Other expenses" (see Note 18), and 444 million euros in Finance income.
Note 10. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at June 30, 2019 and December 31, 2018 is as follows:

Millions of euros	06/30/2019	06/30/2018
Receivables (Note 11)	8,570	8,419
Trade receivables billed	11,002	10,666
Impairment of trade receivables	(2,849)	(2,657)
Receivables from associates and joint ventures (Note 7)	31	33
Other receivables	386	377
Other current assets	2,246	2,160
Contractual assets	339	341
Capitalized costs	606	566
Prepayments	1,301	1,253
Total	10,816	10,579

Telefónica, S.A. 35

Condensed consolidated interim financial statements 2019

Note 11. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at June 30, 2019 and December 31, 2018 is as follows:

June 30, 2019
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 9)	917	—	69	580	2,594	672	3,488	—	2,306	6,466	6,466
Investments	26	—	—	580	—	508	98	—	—	606	606
Credits and other financial assets	6	—	—	—	—	6	—	—	601	607	607
Deposits and guarantees	—	—	—	—	—	—	—	—	1,329	1,329	1,329
Derivative instruments	885	—	—	—	2,594	158	3,321	—	—	3,479	3,479
Trade receivables	—	—	69	—	—	—	69	—	490	559	432
Trade receivables for subleases	—	—	—	—	—	—	—	—	13	13	13
Impairment of trade receivables	—	—	—	—	—	—	—	—	(127)	(127)	—
Current financial assets	892	—	495	—	1,111	162	2,336	—	16,848	19,346	19,354
Trade receivables (Note 10)	416	—	494	—	—	—	910	—	10,509	11,419	8,570
Impairment of trade receivables (Note 10)	—	—	—	—	—	—	—	—	(2,849)	(2,849)	—
Other current financial assets	476	—	1	—	1,111	162	1,426	—	1,600	3,188	3,196
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,588	7,588	7,588
Total financial assets	1,809	—	564	580	3,705	834	5,824	—	19,154	25,812	25,820
At June 30, 2019, there were deposits related to the collateral guarantees on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 397 million euros of which 173 million euros cross currency swap (687 million euros at December 31, 2018 that included 276 million euros related to cross currency swap).
In addition, 145,000 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 128 million euros (120,000 bonds for a nominal amount of 105 million euros at December 31, 2018).
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

Telefónica, S.A. 36

Condensed consolidated interim financial statements 2019

December 31, 2018
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 9)	860	—	70	545	1,950	660	2,765	—	2,968	6,393	6,393
Investments	28	—	—	545	—	492	81	—	—	573	573
Credits and other financial assets	6	—	—	—	—	6	—	—	1,044	1,050	1,050
Deposits and guarantees	—	—	—	—	—	—	—	—	1,624	1,624	1,624
Derivative instruments	826	—	—	—	1,950	162	2,614	—	—	2,776	2,776
Trade receivables	—	—	70	—	—	—	70	—	418	488	370
Impairment of trade receivables	—	—	—	—	—	—	—	—	(118)	(118)	—
Current financial assets	961	—	681	—	660	154	2,148	—	14,018	16,320	16,320
Trade receivables (Note 10)	580	—	680	—	—	—	1,260	—	9,816	11,076	8,419
Impairment of trade receivables (Note 10)	—	—	—	—	—	—	—	—	(2,657)	(2,657)	—
Other current financial assets	381	—	1	—	660	154	888	—	1,167	2,209	2,209
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,692	5,692	5,692
Total financial assets	1,821	—	751	545	2,610	814	4,913	—	16,986	22,713	22,713

Telefónica, S.A. 37

Condensed consolidated interim financial statements 2019

Note 12. Financial liabilities
The composition of issues, loans and other payables, and derivative instruments, by category at June 30, 2019 and December 31, 2018 is as follows:

June 30, 2019
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	46,759	46,759	50,190
Loans and other payables	—	—	—	—	—	—	6,577	6,577	6,574
Derivative instruments	1,062	—	2,187	42	3,207	—	—	3,249	3,249
Total	1,062	—	2,187	42	3,207	—	53,336	56,585	60,013

December 31, 2018
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,630	43,630	44,939
Loans and other payables	—	—	—	—	—	—	8,555	8,555	8,517
Derivative instruments	870	—	1,647	71	2,446	—	—	2,517	2,517
Total	870	—	1,647	71	2,446	—	52,185	54,702	55,973

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at June 30, 2019 and December 31, 2018 as a result of fair value interest rate and exchange rate hedges.
The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2018.
Net financial debt as of June 30, 2019 includes a positive value of the derivatives portfolio for a net amount of 1,663 million euros. In this amount, 534 million euros are due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 1,181 million euros and 535 million euros due to hedges at December 31, 2018).
The Group entered into agreements to extend payment terms with various suppliers, or with factoring companies when such payments are discounted. The corresponding amount pending payment is recognized in “Loans and other payables” (147 million euros as of June 30, 2019 and 210 million euros as of December 31, 2018). The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow amounted to 358 million euros (230 million euros in the first half of 2018) and included the payments related to financed spectrum licences amounting to 40 million euros (44 million euros in the same period of 2018) and payments to suppliers or with factoring companies with extended terms amounting to 318 million euros (186 million euros in the first half of 2018).
As of June 30, 2019, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 13,144 million euros (of which 12,818 million euros maturing in more than twelve months).

Telefónica, S.A. 38

Condensed consolidated interim financial statements 2019

The description of the main issues or redemptions in the first half of 2019 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (millions euros)	Interest rate	Listing Market
Telefónica Emisiones, S.A.U.	XS1946004451	Issue	Bond	02/05/2019	1,000	EUR	1,000	1.069%	Dublin
Telefónica Emisiones, S.A.U.	US87938WAX11	Issue	Bond	03/01/2019	1,250	USD	1,099	5.520%	New York
Telefónica Emisiones, S.A.U.	XS1961772560	Issue	Bond	03/12/2019	1,000	EUR	1,000	1.788%	Dublin
Telefónica del Perú, S.A.A.	US87938YAA73	Issue	Bond	04/10/2019	1,700	PEN	455	7.375%	Singapore
Telefónica Germany GmbH & Co. OHG	various	Issue	Schuldschein	04/25/2019	360	EUR	360	1.786% (1)	n/a
Colombia Telecomunicaciones S.A. E.S.P.	COI06CB00014	Issue	Bond	05/29/2019	347,590	COP	95	6.650%	Colombia
Colombia Telecomunicaciones S.A. E.S.P.	COI06CB00022	Issue	Bond	05/29/2019	152,410	COP	42	IPC + 3.390%	Colombia
Telefónica Emisiones, S.A.U.	XS1555704078	Redemption	Bond	01/25/2019	(150)	EUR	(150)	EUR 3M + 0.40%	Dublin
Telefónica Emisiones, S.A.U.	XS0934042549	Redemption	Bond	05/29/2019	(750)	EUR	(750)	2.736%	Dublin
Telefónica, S.A.	various	Issue	Promissory Note	various	138	EUR	138	(0.210%)	n/a
Telefónica, S.A.	various	Redemption	Promissory Note	various	(181)	EUR	(181)	(0.199%)	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	1,693	EUR	1,693	(0.259%)	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(2,125)	EUR	(2,125)	(0.224%)	n/a
(1) Maximum coupon
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

Telefónica, S.A. 39

Condensed consolidated interim financial statements 2019

Interest-bearing debt arranged in the first half of 2019 includes mainly the following:

Description	Limit 06/30/2019 (millions euros)	Currency	Outstanding balance 06/30/2019 (million euros)	Arrangement date	Maturity date	Drawndown January-June 2019 (million euros)	Repayment January-June (million euros)
Telefónica, S.A.
Bilateral credit	300	EUR	—	05/14/19	05/14/24	—	—
Bilateral loan (1)	-	EUR	—	06/26/14	04/01/19	—	(1,000)
Bilateral loan	-	EUR	—	10/24/16	03/19/19	—	(150)
Bilateral loan	-	EUR	285	12/20/17	07/22/19	—	(100)
Colombia Telecomunicaciones S.A. E.S.P.
Bilateral loan (2)	153	COP	—	01/05/18	01/05/25	-	(102)
(1) On 02/18/2019 and 04/01/2019 Telefónica, S.A.made an early repayment for 500 million euros respectively, of its 1,000 million euros bilateral loan signed on 06/26/2014 and originally scheduled to mature on 06/26/2019.
(2) On 05/30/2019 Colombia Telecomunicaciones S.A. E.S.P. made an early repayment for 380,000 million COP of its 533,000 million COP bilateral loan signed on 01/05/2018.
Note 13. Payables and other non-current liabilities
The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at June 30, 2019 and December 31, 2018 is as follows:

Millions of euros	06/30/2019	12/31/2018
Payables	810	856
Trade payables	87	87
Payables to suppliers of property, plant and equipment	—	9
Debt for spectrum acquisition	613	662
Other payables	110	98
Other non-current liabilities	1,188	1,034
Contractual liabilities	726	613
Deferred revenue	320	283
Tax payables	142	138
Total	1,998	1,890

Telefónica, S.A. 40

Condensed consolidated interim financial statements 2019

Note 14. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at June 30, 2019 and December 31, 2018 is as follows:

Millions of euros	06/30/2019	12/31/2018
Payables	14,153	13,868
Trade payables	7,882	8,457
Payables to suppliers of property, plant and equipment	2,822	3,237
Debt for spectrum acquisition	250	251
Other payables	1,034	1,092
Dividends pending payment	1,612	311
Payables to associates and joint ventures (Note 7)	553	520
Other current liabilities	1,464	1,617
Contractual liabilities	1,183	1,335
Deferred revenue	109	106
Advances received	172	176
Total	15,617	15,485
Note 15. Provisions
The amounts of provisions in of the Telefónica Group at June 30, 2019 and December 31, 2018 is as follows:

	06/30/2019			12/31/2018
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	790	4,369	5,159	886	4,499	5,385
Termination plans	364	677	1,041	441	805	1,246
Post-employment defined benefit plans	9	476	485	9	389	398
Other benefits	417	3,216	3,633	436	3,305	3,741
Desmantling of assets	91	816	907	125	784	909
Other provisions	1,082	2,315	3,397	901	2,237	3,138
Total	1,963	7,500	9,463	1,912	7,520	9,432

Telefónica, S.A. 41

Condensed consolidated interim financial statements 2019

Note 16. Leases
The movement of rights of use in the first half of 2019 is as follows:

Million euros	Rights of use
Balance at 12/31/2018	—
First application impacts due to accounting changes (Note 2)	7,871
Balance at 01/01/2019	7,871
Additions	618
Amortization	(829)
Disposals	(83)
Translation differences and hyperinflation	80
Transfers and others	(253)
Balance at 06/30/2019	7,404
Additions of rights of use are detailed in Note 4.
"Transfers and others" includes the transfer to "Non-current assets classified as held for sale" of the rights of use of Telefónica Móviles Panamá, Telefónica de Costa Rica and Telefonía Celular de Nicaragua (see Notes 2 and 21).
The detail by nature of the rights of use in the first half of 2019 is as follows:

Millones de euros	06/30/2019
Rights of use on land and natural properties	1,575
Rights of use on buildings	4,062
Rights of use on plant and machinery	1,554
Other rights of use	213
Total	7,404
The movement of lease liabilities in the first half of 2019 is as follows:

Million euros	Lease liabilities
Balance at 12/31/2018	—
First application impacts due to accounting changes (Note 2)	7,701
Balance at 01/01/2019	7,701
Additions	678
Principal and interests payments	(894)
Disposals	(81)
Accrued interests	98
Translation differences	67
Transfers and others	(234)
Balance at 06/30/2019	7,335
"Transfers and others" includes the transfer to "Liabilities associated with non-current assets classified as held for sale" of the lease liabilities of Telefónica Móviles Panamá, Telefónica de Costa Rica and Telefonía Celular de Nicaragua (see Notes 2 and 21).

Telefónica, S.A. 42

Condensed consolidated interim financial statements 2019

Note 17. Average number of Group employees
The average number of Group employees in the first six months of 2019 and 2018 is as follows:

Average number of employees	June 2019	June 2018
Males	73,629	76,181
Females	44,755	46,382
Total	118,384	122,563
Note 18. Other income and Other expenses
Other income
The breakdown of “Other income” is as follows:

Millions of euros	January- June 2019	January- June 2018
Own work capitalized	431	404
Gain on disposal of companies	285	—
Gain on disposal of other assets	181	64
Government grants	10	11
Other operating income	322	201
Total	1,229	680
"Gain on disposal of companies" in the first half of 2019 mainly includes the gains on disposal of Antares and Telefonía Celular de Nicaragua (see Note 2).
"Other operating income" in the first half of 2019 includes 103 million euros corresponding to the amount received for the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement, which are currently pending resolution. Furthermore, the agreement includes an additional amount of 51 million euros collected from the sale of future credit rights that might arise from claims filed within four years following the date of the agreement. Of this amount, 39 million euros were not yet recognized in the income statement at June 30, 2019.
The agreement do not provide for direct or indirect repayment, full or partial, of the cash received, irrespective of the future outcome of such claims.

Telefónica, S.A. 43

Condensed consolidated interim financial statements 2019

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	January- June 2019	January- June 2018
Leases included in "Other expenses" (1)	102	555
External services	5,775	5,775
Taxes other than income tax (see Note 9)	484	41
Change in trade provisions and impairment of trade receivables with changes in equity	470	416
Losses on disposal of fixed assets and changes in provisions for fixed assets	37	16
Goodwill impairment (Note 6)	—	108
Other operating expenses	218	198
Total	7,086	7,109
(1) Since the entry into force of IFRS 16, only short term leases and leases of low-value or intangible assets are included (see Note 2).
Note 19. Income tax
The deviation in the first six months of 2019 and 2018 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets.
Thus, in the first half of 2018, deferred tax assets for temporary differences of Telefónica Móviles Mexico amounting to 294 million euros were derecognized (with a balancing entry in Corporate income tax).
Tax refund related to overpayments made by Telefónica in the tax years 2008 to 2011
On January 23, 2019, Telefónica was notified of a resolution issued by the Central Economic-Administrative Court partially upholding the claims filed against the assessments regarding 2008-2011 Corporate Income Tax Audit. This resolution led to a tax refund related to overpayments made by the company in those tax years.
On March 15, 2019, Telefonica was notified an Execution Notice in connection with the above mentioned resolution, which supposed a 702 million euros refund to Telefónica coming from overpayments made by the company in those tax years, received in the same month. Notwithstanding the above the Company disagreeing with the aforementioned Execution Agreement, mainly due to the non-inclusion of the accrued interest, lodged an appeal in the Central Economic-Administrative Court, which was resolved on June 13, 2019 and has led to the settlement of accrued interests in favor of the Company for the amount of 201 million €, accounted as financial income in the first half of 2019. The collection has materialized in the month of July.
Tax deductibility of financial goodwill (Article 12.5)
Although at the date of approval of these consolidated financial statements, the three Decisions are still pending a final ruling by the Court of Justice of the European Union (see Note 22 of the 2018 Consolidated Financial Statements), Dependencia de Control Tributario y Aduanero de la Agencia Tributaria (Large Taxpayers Central Office) in implementation of the obligation set out in the Decision of the European Commission (EU) 2015/314, recovered in March 2019 the goodwill amortized for the indirect acquisition of shares in non-resident companies. Even though the effective aid recovery remains provisional, pending the final results of the appeals brought against the three decisions. The result of this settlement, once offset by available tax credits (negative tax bases and deductions) has resulted in a payment of 1.4 million euros.

Telefónica, S.A. 44

Condensed consolidated interim financial statements 2019

Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation with the goodwill amortized for tax purposes corresponding to the purchase of certain companies, mainly VIVO, the Group decided to continue provisioning the amount of the goodwill amortized for tax purposes, for a total amount of 317 million euros at June 30, 2019 (283 million euros at December 31, 2018).
Tax litigation in Telefónica del Perú
With regard to tax matters in Peru described in Note 22 to the consolidated financial statements of 2018, in July 2019 Telefonica del Perú received notification of two rulings of the Supreme Court on the contentious administrative appeals of the 2000 and 2001 financial years.
These rulings do not definitively resolve some of the main issues that both litigation deals with when partial nullity of the previous rulings is declared, and therefore the issues must be returned back to the Superior Court, lower instance, to return to be judged.

However, to the extent that there have been some adjustments over which the judgments are pronounced (positively for the Company in relation to the deductibility of the rental of public spaces and negative in the case of the deductibility of certain financial charges), the Company has recorded in its financial statements as of June 30, 2019 an additional provision of 580 million Peruvian soles (154 million euros), reaching the total provision for these concepts, plus interest accrued since December 2018, a total amount of 2,325 million Peruvian soles (622 million euros at the exchange rate of June 30, 2019). For the settlement of the mentioned exercises a final ruling is needed.
The Company and its external attorneys consider that there are solid arguments to defend the Company's position in the pending appeals, as well as in other administrative disputes that remain in force between 1998 and 2005, including those that claim the cancellation of the over-interest charged for delays not to be attributed to Telefonica’s performance in Perú.
Note 20. Other information
Litigation
With regard to ongoing litigation, the main developments in litigation reported in Note 26.a) to the consolidated annual financial statements for the year ended December 31, 2018, from that date to the date of authorization for issue of these interim financial statements are as follows:
Claim by Entel against Telefónica de Argentina, S.A.
On 26 March 2019, the Court of First Instance finally ruled to approve the liquidation that ENTEL had submitted for an amount of 1,689 million Argentine pesos (approximately 35 million euros). TASA appealed that ruling before the Court of Appeals.
Appeal against the resolution of ANATEL to sanction Telefônica Brazil for breaches of the Fixed Telephony Regulation
The fine imposed by ANATEL and appealed by Telefônica Brasil is approximately 211 million reais (approximately 48 million euros), which amounted to approximately 494 million reais after currency value updates and accrued interests as of 30 June 2019 (approximately 113 million euros).
The conciliation hearing was held and the procedure follows its normal course.
Other proceedings
As of the date, the Group cooperates with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information related, direct or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any

Telefónica, S.A. 45

Condensed consolidated interim financial statements 2019

potential penalty as a result of those information requests would not materially affect the Group's financial condition.
Commitments
The main developments with regard to commitments and information reported in this connection in Note 26.c) to the consolidated financial statements for the year ended December 31, 2018, from that date to the date of authorization for issue of these interim financial statements are as follows:
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights
On January 11, 2019 the definitive agreement for the broadcasting rights for all football (soccer) matches of the Spanish Second Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (package 6), was signed.
Agreement for the sale of Telefónica Panama
On February 20, 2019, Telefónica Centroamérica Inversiones, S.L. (a subsidiary of Telefónica 60% of which is owned, directly or indirectly, by Telefónica, and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones, S.A.) reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica Móviles Panamá, S.A, a company providing fixed and mobile communications services in Panama, for an amount (enterprise value) of 650 million USD, 573 million euros as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of authorization for issue of these interim financial statements, such conditions have not been met.
Agreement for the sale of Telefónica Costa Rica
On February 20, 2019, Telefónica, S.A. reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., a company providing fixed and mobile communications services in Costa Rica, for an amount (enterprise value) of 570 million USD, 503 million euros as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of authorization for issue of these interim financial statements, such conditions have not been met.
Agreement for the sale of a portfolio of Data Centers
On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 Data Centers located in 7 jurisdictions (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) with a company controlled by Asterion Industrial Partners SGEIC for a total amount of 550 million euros.
The sale agreement includes the signing of a contract for the provision of housing services to the Telefónica Group, which guarantees that Telefónica will continue to provide services to its clients in those Data Centers with the same quality and the same conditions.
Spectrum auction in Germany
In June 2019, as part of the 5G frequency auction which just concluded in Germany, Telefónica Germany GmbH & Co. OHG has acquired a total of 90 MHz spectrum at a total cost of 1,425 billion euros. The acquired spectrum is as follows: 2 paired blocks in the 2.1 GHz band, and 7 unpaired blocks in the 3.6 GHz band.
The Company expects the German Federal Network Agency to formalize the allocation of specific spectrum blocks within such bands over the third quarter of 2019. Upon formal allocation of specific blocks, the Group will recognise the related intangible asset.

Telefónica, S.A. 46

Condensed consolidated interim financial statements 2019

Note 21. Operations held for sale
The detail of non-current assets and liabilities associated to non-current assets held for sale, is as follows:

Million euros	Non-current assets held for sale	Non-current liabilities associated to non-current assets held for sale
Telefónica Móviles El Salvador	307	130
Telefónica Móviles Panamá	439	180
Telefónica Costa Rica	404	227
Other assets	317	—
Total	1,467	537
Other assets mainly includes the carrying value of the Data Centers business which is under the scope of the sale agreement described in Note 20.
On January 24, 2019, Telefonica Centroamérica Inversiones, S.L. reached an agreement for the sale of the 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. (see Note 2).
In addition, on February 20, 2019 Telefónica reached an agreement for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A. (see Note 2).
The detail of non-current assets held for sale and liabilities associated to non-current assets held for sale to Telefónica Móviles El Salvador, Telefónica Móviles Panamá and Telefónica de Costa Rica at June 30, 2019 is as follows:

Telefónica, S.A. 47

Condensed consolidated interim financial statements 2019

Million euros	T. Costa Rica	T. Móviles Panamá	T. El Salvador
Non-current assets	335	388	260
Intangible assets	70	102	32
Goodwill	—	126	61
Property, plant and equipment	93	100	113
Rights of use	130	48	51
Financial assets and other non-current assets	12	10	2
Deferred tax assets	30	2	1
Current assets	69	51	47
Inventories	6	5	5
Receivables and other non-current assets	55	31	29
Tax receivables	2	8	3
Other financial current assets	—	—	2
Cash and cash equivalents	6	7	8
Non-current liabilities	166	106	76
Non-current financial liabilities	—	56	18
Non-current lease liabilities	125	37	43
Payables and other-current liabilities	—	—	1
Current tax payables	38	7	10
Non-current provisions	3	6	4
Current liabilities	61	74	54
Current financial liabilities	—	15	18
Current lease liabilities	7	7	6
Payables and other non-current liabilities	38	41	28
Tax payables	16	11	2
Note 22. Events after the reporting period
The following events regarding the Telefónica Group took place between the reporting date and July 24, 2019:
Financing

•
On July 1, 2019, Telefónica Emisiones, S.A.U., under its Guarantee Euro Programme for the Issuance of Debt Instruments (EMTN Programme), made a private issuance of notes in the Euro market, guaranteed by Telefónica, S.A. amounting to 500 million euros. These issuance are due on July 1, 2039, with an annual coupon of 1.957% and are issued at par (100%).

•
On July 11, 2019, Telefónica, S.A. signed a bilateral loan for 200 million euros and maturing in 2026. There was no outstanding amount under this loan as of the date of these interim financial statements.

•
On July 11, 2019, Telefónica Europe, B.V. announced an early repayment for 750 million euros of its structured financing of 1,500 million euros signed on November 28, 2016 and maturing in 2024. The early repayment will take effect on August 16, 2019.

•	On July 15, 2019, Telefónica Emisiones, S.A.U. redeemed USD 1,000 million of its notes issued on July 6, 2009. The notes were guaranteed by Telefónica, S.A.

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Condensed consolidated interim financial statements 2019

•	On July 22, 2019, Telefónica, S.A. made a repayment for 285 million euros of its bilateral loan of 385 million euros signed on December 20, 2017.
Note 23. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.
Appendix I. Changes in the consolidation scope
The main changes in the consolidation scope taking place in the first half of 2019 were as follows:
Telefónica Hispam Norte

•
On 24 January 2019, Telefónica's subsidiary Telefonica Centroamérica Inversiones, S.L., 60% of which is owned, directly and indirectly, by Telefonica and 40% by Corporación Multi Inversiones, reached an agreement with América Móvil for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. The closing of the sale of Telefónica El Salvador is subject to the applicable regulatory conditions, while the closing of the sale of Telefónica Móviles Guatemala took place in such date.

•
On 20 February 2019, Telefónica reached an agreement with Millicom International Cellular for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., and for the sale by Telefónica's subsidiary Telefonica Centroamérica Inversiones, S.L., of the entire share capital of Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A.

The closing of the sale of Telefónica de Costa Rica and Telefónica Panamá are subject to the applicable regulatory conditions while the closing of the sale of Telefonía Celular de Nicaragua took place on 16 May after obtaining the relevant regulatory approvals.
Other companies

•	On 14 February 2019, following the agreement Telefónica reached on 8 November 2018 with Grupo
Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A., the closing of such sale took place, after obtaining the pertinent regulatory approvals.

Telefónica, S.A. 49

2019 Interim consolidated management Report

Interim Consolidated Management Report
Telefónica Group
The trend towards capturing high value customers continues, accelerating the average revenue per customer as we maintain a stable customer fidelity due to Company strategy focusing on high value customers. The higher results in the Customer Satisfaction Index further reflects the sustainability of this strategy. We continue reinforcing our position as a Platform Company as we have taken further steps towards our digital transformation, based on digitalization and data monetization and continuing leading innovation. We are convinced that radically transforming our network, creating a digital ecosystem around the customer, establish digitalization as the pillar of efficiency generation as well as being at the forefront of cognitive intelligence, are the keys to a sustainable digital future.
Based on the above, revenues and Group OIBDA grow organically, in line with our expectations.
Reported variations of the consolidated financial statements for the first semester 2019 reflected the adoption of IFRS 16 since 1st January, (the statements for January-June 2018 were reported according to IAS 17). The organic variation excluded the impact of the accounting change to IFRS 16 in the first semester of 2019 (+€768m in OIBDA; -€783m in depreciation and amortization, -€101m in net financial expenses and €-87m in profit attributable to ordinary equity holders of the parent company).
On the other hand, exchange rate evolution negatively affected the Company's reported results mainly due to the depreciation of the Argentine peso and the Brazilian real against the euro. In the first semester 2019, foreign currencies reduced y-o-y revenues by 4.3 p.p. and OIBDA by 4.2 p.p.
Additionally, the Group has applied hyperinflation accounting to its companies whose functional currency is the Argentine peso for periods ending after July 1, 2018. The inflation adjustment negatively impacted the consolidated results of the Telefónica Group in January-June (-€52m in revenues, +€8m in OIBDA, +€122m in OI and -€3m in CapEx).
In the first semester of 2019, OIBDA totalled 8,702 million euros, growing 7.4% year-on-year in reported terms; positively impacted mainly by the adoption of the IFRS 16 (+9.5 p.p.), capital gain from sales of companies (+3.4 p.p), the impact of the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement (+1.3%), the negative impact of the impairment of goodwill in Telefónica México in 2018 (+1.3 p.p.) and the recognition of provisions related to certain regulatory contingencies in 2018 in Telefónica Brazil (+€106m; +1.3 p.p) which offset the negative impact of foreign exchange and hyperinflation (-4.2 p.p) and the effect of the favourable court judgement related to the exclusion of ICMS from the taxable amount of PIS/COFINS registered in the first semester of 2018 (€485m in OIBDA; -6 p.p.). In organic terms, OIBDA grows at 1.3% mainly due to higher revenues and savings from digitalization and simplification among other cost control actions.
Telefonica’s total accesses totalled 346.6 million as of June 30, 2019, decreasing by 3.1% year-on-year, mainly as a result of the exit of Telefonica Nicaragua in April 2019 and the exit of Telefonica Guatemala in December 2018. Without this effect, accesses would decrease 1.1% due to the worse evolution of prepaid base in North Hispam, Telefónica Brazil (affected by the slow macroeconomic recovery) and to a lesser extent to South Hispam. During first half of 2019 higher-value services continued increasing their weight, in this way LTE customers totaled 126 million customers (+19.7% y-o-y), with net additions of 8.9 million and a penetration of 52.4% (+10.2 p.p. y-o-y).
The below table shows the evolution of Group accesses in the first half of 2019 compared to the first half of 2018:

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ACCESSES
Thousands of accesses	June 2018	June 2019	%Reported YoY	%Org YoY
Fixed telephony accesses (1)	36,281.6	33,202.5	(8.5%)	(7.7%)
Internet and data accesses (2)	21,911.5	21,788.5	(0.6%)	(0.5%)
Broadband (3)	21,460.2	21,449.2	(0.1%)	(0.1%)
FTTx/Cable	12,216.0	13,931.1	14.0%	14.0%
Mobile accesses	271,901.0	262,471.8	(3.5%)	(0.9%)
Prepay	152,234.0	135,997.9	(10.7%)	(6.7%)
Contract	119,667.0	126,473.9	5.7%	6.1%
M2M	17,623.4	21,357.5	21.2%	21.4%
Pay TV	8,736.1	8,768.5	0.4%	0.5%
Final Clients Accesses	338,830.1	326,231.2	(3.7%)	(1.6%)
Wholesale Accesses	18,966.5	20,349.2	7.3%	7.3%
Fixed wholesale accesses	4,082.6	3,859.9	(5.5%)	(5.5%)
Mobile wholesale accesses	14,883.9	16,489.3	10.8%	10.8%
Total Accesses	357,796.6	346,580.4	(3.1%)	(1.1%)
Notes:
- T. Guatemala accesses are excluded from January 1, 2019 and T. Nicaragua accesses are excluded from May 1, 2019.
(1) Includes "fixed wireless" and Voice over IP accesses. Includes fixed wireless and VoIP accesses. In Spain, since Q1 18 business accesses were restated.
(2) Also referred to as fixed broadband accesses.
(3) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained below. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

Contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	T. Guatemala	T. Nicaragua
Fixed telephony accesses	(8.5%)	(7.7%)	(0.7)	(0.2)
Internet and data accesses	(0.6%)	(0.5%)	0.0	0.0
Broadband	(0.1%)	(0.1%)	0.0	0.0
FTTx/Cable	14.0%	14.0%	0.0	0.0
Mobile accesses	(3.5%)	(0.9%)	(1.0)	(1.5)
Prepay	(10.7%)	(6.7%)	(1.7)	(2.5)
Contract	5.7%	6.1%	(0.1)	(0.3)
M2M	21.2%	21.4%	0.0	(0.1)
Pay TV	0.4%	0.5%	(0.1)	(0.1)
Final Clients Accesses	(3.7%)	(1.6%)	(0.9)	(1.2)
Wholesale Accesses	7.3%	7.3%	0.0	0.0
Fixed wholesale accesses	(5.5%)	(5.5%)	0.0	0.0
Mobile wholesale accesses	10.8%	10.8%	0.0	0.0
Total Accesses	(3.1%)	(1.1%)	(0.9)	(1.2)
The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

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Mobile accesses totalled 262.5 million as of June 30, 2019, down 3.5% compared to same period 2018 (excluding the effect of the exit of Telefonica Nicaragua and Telefonica Guatemala, the decrease would be 0.9%), where the decrease in prepay accesses (explained by the high competitive intensity not followed by Movistar in the markets to avoid damaging the quality levels of the network avoiding unlimited voice and data offers) is compensated by the postpaid segment accesses growth, up by 5.7% year-on-year (+6.1% excluding the effect of Telefonica Nicaragua and Telefonica Guatemala) and continues increasing the weight over total mobile accesses up to 48,2% (+4.2 p.p. year-on-year).
Smartphone accesses continue growing (up 0.7% year-on-year), totalling 165.1 million accesses as of June 30, 2019 and reaching a penetration rate over total accesses of 69.1% (+3.9 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.
Fixed broadband accesses stood at 21.4 million at June 30, 2019, down 0.1% year-on-year. Fiber accesses stood at 13.9 million at June 30, 2019, growing 14.0% compared to June 30, 2018.
TV accesses totalled 8.8 million as of June 30, 2019, up 0.4% year-on-year.

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Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the first half of 2019 and 2018:

	First half				Variation
Consolidated Results	2018		2019		2019 vs 2018
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	24,334	100.0%	24,121	100.0%	(213)	(0.9%)
Other income	680	2.8%	1,229	5.1%	549	80.7%
Supplies	(6,678)	(27.4%)	(6,534)	(27.1%)	144	(2.2%)
Personnel expenses	(3,125)	(12.8%)	(3,028)	(12.6%)	97	(3.1%)
Other expenses	(7,109)	(29.2%)	(7,086)	(29.4%)	23	(0.3%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	8,102	33.3%	8,702	36.1%	600	7.4%
Depreciation and amortization	(4,405)	(18.1%)	(5,248)	(21.8%)	(843)	19.1%
OPERATING INCOME	3,697	15.2%	3,454	14.3%	(243)	(6.6%)
Share of (loss) income of investments accounted for by the equity method	5	0.0%	7	0.0%	2	62.1%
Net financial expense	(383)	(1.6%)	(651)	(2.7%)	(268)	70.0%
PROFIT BEFORE TAX	3,319	13.6%	2,810	11.6%	(509)	(15.3%)
Corporate income tax	(1,298)	(5.3%)	(756)	(3.1%)	542	(41.8%)
PROFIT FOR THE PERIOD	2,021	8.3%	2,054	8.5%	33	1.7%
Attributable to equity holders of the Parent	1,739	7.1%	1,787	7.4%	48	2.8%
Attributable to non-controlling interests	282	1.2%	267	1.1%	(15)	(5.3%)
Note:
n.m: non meaningful.
Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2019/2018 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2018 for the two periods, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period).

Foreign exchange rates had a negative impact on our reported 2019 results, mainly due to the depreciation versus the euro of the Brazilian real and Argentine peso.
Foreign exchange effects decreased revenue growth by 4.3 percentage points and OIBDA growth by 4.2 percentage points.

•	Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in the first half of 2019 and 2018. The main changes in our consolidation perimeter in such

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periods related to the exclusion of Antares, Telefónica Móviles Guatemala and Telefonía Celular de Nicaragua in our consolidation perimeter in the first half of 2019. No significant changes took place in the scope of consolidation of the Group in the first half of 2018.
To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2018 comparative figures exclude the results of Antares , Telefónica Móviles Guatemala and Telefonía Celular de Nicaragua from the same month of their sale in 2019.

•
IFRS 16 impact: on January 1, 2019 IFRS 16 became effective, which has a material impact in the consolidated results of the Group. To ensure comparability with 2018 results, the organic variations exclude the impact of IFRS 16 in the first half of 2019. IFRS 16 have no impact in revenue growth, while it increased OIBDA growth by 9.5 percentage points.

•	Capital gains/losses on sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded from calculations of organic variations.
In the first half of 2019, we mainly excluded the gains obtained from the sale of Antares (98 million euros) and the sale of Telefonía Celular de Nicaragua (186 million euros).
In the first half of 2018 there were no significant gains or losses from the sale of companies.

•	Restructuring costs: we have excluded the impact in the first half of 2019 and 2018 of the costs related to restructuring processes.
In the first half of 2019, the restructuring costs totaled 46 million euros of impact in OIBDA, mainly relating to Telefónica Germany
In the first half of 2018, the restructuring costs totaled 64 million euros of impact in OIBDA, mainly relating to Telefónica Germany (32 million euros) and Telefónica Brazil (28 million euros).

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: the organic variations exclude the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). The positive impact in the first half of 2018 amounted to 485 million euros in the OIBDA of Telefónica Brazil. In the first half of 2019 there was no impact in OIBDA.

•	Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations.
In the first half of 2019, no goodwill impairments were recorded. In the first half of 2018, the impairment of the goodwill allocated to Telefónica Móviles México amounting to 108 million euros is excluded.

•	Spectrum acquisition: the organic variation of CapEx excludes the impact of spectrum acquisitions in 2019 and 2018.
In the first half of 2019, these acquisitions totaled 22 million euros, mainly in Telefónica Móviles El Salvador.
In the first half of 2018, these acquisitions totaled 595 million euros, of which 588 million euros correspond to Telefónica United Kingdom. As a result of its participation in the Principal Stage of the spectrum auction conducted in the United Kingdom, Telefónica UK Limited (O2 UK) was granted four blocks of 10 MHz in the 2.3 GHz spectrum band and eight blocks of 5 MHz in the 3.4 GHz band.

•
Other adjustments: in the first half of 2019, the positive impact of the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement amounting to 103 million euros has

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been excluded; the positive impact of the assets classified as held for sale not being amortized (44 million euros in Operating income) is excluded; the reported growth of Telefónica Venezolana as a result of the translation to euros of its financial statements, following the publication by the Central Bank of Venezuela (BCV) at the end of May 2019 of the inflation rates for the period from January 2016 to April 2019 (48 million euros in revenues and 8 million euros in OIBDA) has been excluded; and the impact of the provisions recorded in Telefónica Spain to optimize the distribution network amounting to 23 million euros has been excluded. Additionally, in the first half of 2018 the impact of the provision relating to certain labor and tax contingencies in Telefónica Brazil (amounting to 106 million euros) has been excluded.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA JUNE 2019	% Reported YoY	% Organic YoY

Revenues	(0.9%)	3.8%
Other income	80.7%	34.1%
Supplies	(2.2%)	6.5%
Personnel expenses	(3.1%)	5.5%
Other expenses	(0.3%)	6.0%
OIBDA	7.4%	1.3%
Operating income	(6.6%)	(1.1%)
CapEx	(13.9%)	6.3%
OpCF (OIBDA-CapEx)	27.5%	(2.4%)
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA JUNE 2019	Exchange rate effect and hyperinflaction	Perimeter change	IFRS 16 impact	Capital gains/losses on sale of companies	Restructuring costs	Judicial decision PIS/COFINS	Impairments	Spectrum Acquisitions	Other adjustments
Revenues	(4.3)	(0.5)	—	—	—	—	—	—	0.2
Other income	(2.3)	(0.2)	(7.8)	41.9	—	—	—	—	15.2
Supplies	(2.1)	(0.4)	(6.2)	—	—	—	—	—	0.0
Personnel expenses	(6.6)	(1.2)	(0.1)	—	(0.6)	—	—	—	0.0
Other expenses	(5.2)	(0.4)	(5.7)	0.2	—	6.8	(1.5)	—	(0.7)
OIBDA	(4.2)	(0.5)	9.5	3.4	0.2	(6.0)	1.3	—	2.4
Operating income	(9.5)	(0.4)	(0.4)	7.4	0.4	(13.1)	2.9	—	7.2
CapEx	(4.5)	(0.2)	(0.0)	—	—	—	—	(14.5)	0.1
OpCF (OIBDA-CapEx)	(3.9)	(0.7)	18.4	6.5	0.4	(11.6)	2.6	13.7	4.6

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Results discussion
Net sales and provided services (revenues), in the first six months of 2019 totaled 24,121 million euros, decreasing in reported terms by 0.9% y-o-y, negatively impacted by the foreign exchange rates (-4.3 p.p). In organic terms, revenues rose 3.8% fostered by higher handset sales (+16.1%) and service revenues (+2.5%). The structure of the revenues reflects the diversification in the Company.
The segments which contribute most to Telefónica Group revenues in the first semester of 2019 and increase their contribution to Telefónica Group revenues compared to the first half of 2018 were Telefónica Spain that represents 26.0% (+ 0.3 p.p. versus the first semester of 2018), Telefónica Germany with 14.8% (+0.3 p.p. versus the first semester of 2018) and Telefónica United Kingdom representing 14.1% (+0.9 p.p. versus the first semester of 2018). It is followed by, although decreasing its contribution to Telefónica Group, Telefónica Brazil, which represents 20.9% (-0.6 p.p. compared to the first semester of 2018), Telefónica Hispam Sur with 13.9% (-1,0 p.p. versus the first semester of 2018) and Telefónica Hispam Norte which represents 8.2% (maintaining its contribution versus the first semester of 2018).
Other income: mainly included own work capitalized in our fixed assets and profit from the sale of other assets. In the first six months of 2019, other income totaled 1,229 million euros compared to 680 million euros in June 2018. In the first half of 2019, other income registered capital gain from the sale of companies, mainly Antares, Telefónica Nicaragua, and in capital gains from the assignment of future rights linked to a portfolio of claims in Spain.
Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes), were 16,648 million euros in the first six months of 2019, down 1.6% year-on-year in reported terms. This decrease was mainly attributable to the impact of IFRS 16 (-4.9 p.p.) and the impact of changes in foreign exchange rates and hyperinflation (-4.3 p.p.). In organic terms, total expenses increased by 6.1%. These costs are explained in detail below:

•
Supplies amounted to 6,534 million euros in the first six months of 2019, down 2.2% year-on-year in reported terms mainly as a result of the impact of IFRS 16 (-6.2 p.p.) and the impact of foreign exchange rates and hyperinflation (-2.1 p.p.). In organic terms, supplies expenses increased by 6.5% year-on-year, mainly due to higher TV content costs higher costs related to IT sales in Telefónica Spain and higher handset costs due to high level handset sales.

•
Personnel expenses amounted to 3,028 million euros, down 3.1% year-on-year in reported terms as a result mainly of the impact of changes in foreign exchange rates and hyperinflation (-6.6 p.p.). In organic terms, personnel costs increased by 5.5% year-on-year.

The average headcount was 118,384 employees in the first six months of 2019, down 3.4% compared to the same period of 2018.

•
Other expenses amounted to 7,086 million euros in the first six months of 2019, down 0.3% year-on-year in reported terms. This decrease was mainly attributable to the impact of IFRS 16 (-5.7 p.p.), to the impact of foreign exchange rates and hyperinflation (-5.2 p.p.), being these impacts compensated by the Judicial decision related to the exclusion of ICMS from the taxable amount of PIS/COFINS in the previous period (+6.8 p.p.). In organic terms, other expenses increased by 6.0% year-on-year due mainly to higher network and IT development costs as well as higher customer management costs.

OIBDA totaled 8,702 million euros in the first six months of 2019, with a growth of 7.4% year-on-year in reported terms. In organic terms, OIBDA grew by 1.3% year-on-year due to higher revenues and savings from digitalization and simplification among other cost control actions.
OIBDA margin stood at 36.1% in the first half of 2019, up 2.8 percentage points compared to the first half of 2018 in reported terms.
The segments which contribute the most to OIBDA in Telefónica Group in the first semester of 2019 are mainly Telefónica Spain with 30.7% (decreasing -0.2 p.p. versus June 2018), followed by Telefónica Brazil with 23.6% (decreasing its contribution in -4.3 p.p. versus June 2018), Telefónica Germany with 12.6% (+1.8% p.p. versus

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June 2018), and Telefónica United Kingdom which represents also 12.1% (+1.2 p.p. versus June 2018). On the other hand, Telefónica Hispam Sur has a contribution of 10.8% in June 2018 (-1.9 p.p. versus June 2018) and Hispam Norte with 6.0% (+0.7 p.p. versus first semester of 2018).
Depreciation and amortization amounted to 5,248 million euros in the first half of 2019, 19.1% higher than the same period of 2018 in reported terms, mainly affected by the IFRS 16 impact (+17,8 p.p.).
Operating income (OI) in the first six months of 2019, totaled 3.454 million euros, growing 6.6% compared to the first half of 2018 (-1.1% in organic terms).
Share of profit/loss of investments accounted for by the equity method in the first half of 2019 was positive 7 million euros (5 million euros in the first half of 2018).
Net financial expenses amounted to 651 million euros and increased 70.0% compared to the first half of 2018, mainly due to the impact of the favourable court decision in Brazil registered in 2018 that exceeds the income recognized this year for the interest of the extraordinary tax refund in Spain.
Corporate income tax in the first half of 2019 amounted to 756 million euros, 542 million euros lower compared to the first half of 2018, mainly due to the impact associated to the judicial decision PIS/COFINS effect in Brazil and the reversal of deferred tax assets of Telefónica Móviles México, both in 2018.
As a result, Profit for the period attributable to equity holders of the Parent in the first half of 2019 amounted to 1,787 million euros (+2.8% year-on-year).
Profit attributable to non-controlling interests reached 267 million euros in the first half of 2019 (282 million euros in the first half of 2018), with a decrease of 15 million euros mainly due to lower results attributed to non-controlling interests in Telefónica Brazil partially offset with the higher results attributed to non-controlling interests in T. Centroamérica due to the capital gain related to the sale of Telefonía Celular de Nicaragua
Basic earnings per share totaled 0.32 euros in the first six months of 2019 (+12.0% year-on-year).
CapEx stood at 3,385 million euros in the first half of 2019 (-13.9% y-o-y in reported terms) and includes 22 million euros from spectrum acquisitions, mainly 18 million euros from spectrum acquisitions in Telefónica El Salvador.
Operating cash flow (OIBDA-CapEx) stood at 5,317 million euros in the first half of 2019, increasing 27.5% compared to the same period of 2018 in reported terms.
Interest payments for the first half of the year amounted to 972 million euros and decreased by 1.5% comparing to 2018, mainly due to the reduction in debt that exceeds the IFRS 16 interest payment increase. The effective cost of the last twelve months was 3.35% as of June 30, 2019.
Tax payments amounts to a net refund of 471 million euros in the first half of 2019 whilst 2018 first half turned out to be a tax payment of 356 million euros, as a result of the extraordinary tax return in Spain of 702 million euros. Excluding this effect, tax payment is lower than the one registered in the same period last year, mainly due to fx effect.
Working capital consumed 669 million euros driven by capex seasonality and other prepayments, partially offset by the judicial decision in Brazil and divestments, highlighting the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or with the factoring company where those had been discounted. This consumption is lower by 316 million euros compared with January-June 2018 driven by the application of the judicial decision in Brazil previously mentioned.
Dividends paid to minority shareholders totaled 292 million in the first half of 2019 mainly due to the dividend paid by Telxius and Telefónica Germany, 114 million lower year-on-year, essentially due to the extraordinary dividend paid to the shareholders of Telxius amounting to 166 million euros in the first half of 2018.

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As a result, the available cash flow to remunerate Telefónica, S.A.'s shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility amounted to 2,756 million euros in the first half of 2019 (1.548 million euros in the same period of 2018).
Net financial debt stood at 40,230 million euros in the first half of 2019 and was reduced by 844 million euros compared to December 2018 thanks to FCF generation (2,756 million euros) and net financial divestments mainly due to Antares, T. Guatemala and T. Nicaragua divestments (321 million euros). On the other hand; i) shareholder remuneration (1,089 million euros including the payment of coupons for equity instruments and hybrid replacement), ii) commitments with employees (419 million euros), and iii) other factors for a total net amount of 725 million euros (the partial compensation applied from the favourable court decisions in Brazil in 2018, the extension of payment terms with suppliers or with the factoring company and the higher value in euros of the net debt in foreign currency) increased debt.
During the first half of 2019, Telefónica’s financing activity amounted to approximately 5,699 million euros equivalent (without considering the refinancing of commercial paper) and focused on maintaining a solid liquidity position, and refinancing and extending debt maturities (in an environment of low interest rates).
Meanwhile, Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of approximately 1,372 million euros at the end of June 2019.

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Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain of the first half of 2019 compared to the first half of 2018:

ACCESSES
Thousands of accesses	June 2018	June 2019	%Reported YoY
Fixed telephony accesses (1)	9,397.5	9,161.4	(2.5%)
Internet and data accesses (2)	6,050.1	6,087.8	0.6%
Broadband	6,032.0	6,072.4	0.7%
FTTH	3,667.5	4,150.8	13.2%
Mobile accesses	17,896.1	18,691.9	4.4%
Prepay	1,603.6	1,258.6	(21.5%)
Contract	16,292.5	17,433.2	7.0%
M2M	2,149.2	2,487.0	15.7%
Pay TV	3,934.9	4,106.1	4.4%
Final Clients Accesses	37,278.6	38,047.1	2.1%
Wholesale Accesses	4,035.1	3,822.5	(5.3%)
Total Accesses	41,313.7	41,869.6	1.3%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses. Includes fixed wireless and VoIP accesses. In Spain, since Q1 18 business accesses were restated.
(2) Also referred to as fixed broadband accesses.

During first half of 2019, the commercial activity continues to rely on the differentiated assets of the Company, with a multi brand strategy (Movistar, O2, Tuenti) to serve to different segments of customers. Through the convergent offer “Movistar Fusión+” and under "Más por Más” strategy, the Company continues to evolve the abovementioned offer and adapt it to the incremental customer demand, highlighting the increase in data in all mobile lines included in high value Fusión packages, as well as the inclusion of the Multiplus service that allows the user to watch all Movistar+ own portfolio on an additional TV at home (this service currently has a price of 7.8 euros per month).
In addition, during first half 2019, Telefonica launched innovations in its portfolio to increase the relationship with its clients and reach new segments. In this way, from June, 1.5 million convergent clients (clients from higher value packages) and Company shareholders (from July) enjoy Movistar Priority service that offers a series of advantages and benefits, as personalized and prioritized attention service performed by specialized agents, as well as differential experience at the shop, the help of a technology expert through a professional service to solve any doubt related to any device connected to our network as well as exclusive experiences (access to football exclusive experiences, basketball, cycling, winter sports, opera, music, expositions, eSports,…) and discounts and news related to Movistar equipment.
Also, in June 2019, Internet Second Residence was launched, a new Fixed Broadband Offer intended to cover the access to internet in second residences of Fusion clients. In this way, clients who are in Fusion Total Plus package will be able to access internet in their second residences by only 15 euros per month. The price will be 20 euros per month for Fusion Total clients and 30 euros per month for the rest of clients.
Furthermore, in June Movistar+ Lite was launched. A new OTT offer open to no Movistar clients with a price of 8 euros per month; with access to original content of Movistar+ that is offered in channel #0 and #Vamos, to the most relevant sport events offered in this channel, to Movistar Series and Movistar Seriesmanía and to

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a catalogue of 300 series and documentaries, 270 films and 60 programs in service under demand with own and third parties content.
Lastly, the offer diversifies with new financial services to consumption with Movistar Money; the kick-off for the global base of Movistar clients was in April and it entered into the world of financing family consumption costs with loans up to 3,000 euros. From May Movistar Car was launched, a service that connects the car to make it safer and more intelligent and it is available to all users of mobile telephony, independently whether they are or not Movistar clients.
Telefónica Spain had 41,9 million accesses as of June 30, 2019 (+1.3% compared to June 30, 2018), changing the downward trend of previous year as a result of the increase of higher value accesses: mobile contract accesses, fiber accesses and TV accesses.
Consumer Convergent Offer, with a customer base of 4.7 million, with 5.0 million additional mobile lines associated to those customers as of June 30, 2019, increasing 4.1% and 17.0% y-o-y respectively and contributing 89.3% of the retail fixed broadband customer base (+3.0 p.p. y-o-y) and 84.6% of the retail mobile contract customer base (+2.4 p.p. y-o-y). It is important to mention that, penetration of high value services of the Convergent Offer continues increasing with 43.6% of the customer base already using 600 Mb ultra-fast broadband (+5.7 p.p. y-o-y) and 81.4% of the customer base with Pay-TV as of June 30, 2019 (+3.1 p.p. y-o-y), as well as the increase of mobile lines (each main package of the convergent offer has 2.1 average mobile lines compared to 1.9 lines in June 2018) as of June 2019.
Fixed accesses decreased 2.5% y-o-y, with a net loss of 200 thousand accesses in the first half of the year 2019.
Retail broadband accesses totalled 6.1 million (+0.7% y-o-y), with net loss of 41 thousand accesses during first half of the year 2019.
Fiber accesses reached 4.2 million customers (+13.2% compared to June 30, 2018), representing 68.4% of total broadband customers (+7.6 p.p. y-o-y) with net adds of 210 thousand accesses in the first semester of 2019. Ultra speed fiber accesses, with 600 Mb (with higher ARPU) reached 2.6 million accesses (62.2% of total fiber accesses). At June 30, 2019, fiber deployment reached 22.2 million premises, 2.0 million more than at June 30, 2018, and continues to be the largest in Europe.
Total mobile accesses stood at 18.7 million as of June 30, 2019, increased by 4.4% compared to June 30, 2018 as a result of the increase of mobile contract accesses that more than compensates the decrease in prepay accesses (-21.5% y-o-y), reflecting the success of the convergent strategy and the good performance of the migration from prepaid to postpaid. The contract access base accelerated its growth during first half of 2019, growing by 7.0% year-on-year. Smartphone penetration as of June 30, 2019 stood at 81.4% of the mobile voice base (+2.8 p.p. y-o-y) and significantly boosted data traffic growth to 48.1% year-on-year due to higher number of customers with renewed portfolio containing superior data packages.
LTE network rollout continued to progress well, and coverage reached approximately 97.9% (comparable with competitors’ criteria - sum of residents with LTE signal) of the population at June 30, 2019, up 0.5 p.p. compared to June 30, 2018. As a result, LTE customer base reached 9.2 million customers as of June 30, 2019, +11.2% compared to June 30, 2018 with penetration of 56.8% (+4.2 p.p. y-o-y).
Pay-TV accesses reached 4.1 million at June 30, 2019, growing 4.4% year-on-year.
The table below shows the evolution of results in Telefónica Spain’s of the first half of 2019 compared to the first half of 2018:

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Millions of euros
TELEFÓNICA SPAIN	June 2018	June 2019	% Reported YoY	% Organic YoY (3)
Revenues	6,265	6,283	0.3%	0.3%
Consumer (1)	3,336	3,320	(0.5%)	(0.5%)
Fusion	2,371	2,456	3.6%	3.6%
Out of Fusion	965	864	(10.4%)	(10.4%)
Corporate	1,715	1,742	1.6%	1.5%
Comunications	1,312	1,275	(2.8%)	(2.8%)
IT	403	467	15.7%	15.6%
Wholesale and Others (2)	1,035	1,057	2.1%	2.2%
Other income	174	332	90.8%	38.7%
Supplies	(1,738)	(1,891)	8.8%	8.8%
Personnel expenses	(995)	(972)	(2.3%)	(1.6%)
Other expenses	(1,199)	(1,080)	(9.9%)	(1.2%)
OIBDA	2,507	2,672	6.6%	(1.5%)
OIBDA margin	40.0%	42.5%	2.5 p.p.	(0.7 p.p.)
Depreciation and amortization	(816)	(976)	19.6%	3.4%
Operating income (OI)	1,691	1,696	0.3%	(3.9%)
CapEx	778	813	4.5%	4.6%
OpCF (OIBDA-CapEx)	1,729	1,859	7.5%	(4.3%)
Notes:.
(1) Consumer revenues include residential and SOHO revenues.
(2) Other includes wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate the first half of 2019 compared to the first half of 2018 variations in organic terms:

•	IFRS 16 impact: the organic variations exclude the impact of IFRS 16 in the first half of 2019. IFRS 16 increased OIBDA growth by 4.9 percentage points.

•	Changes in the consolidation perimeter: in the first half of 2018 the results of Centro de Asistencia Telefónica, S.A. have been excluded.

•	Optimization of the distribution network: the impact of the provisions recorded in Telefónica Spain to optimize the distribution network amounting to 23 million euros have been excluded

•
Irrevocable sale of future credit rights: in the first half of 2019, the positive impact of the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement amounting to 103 million euros has been excluded

The table below shows the first half 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN JUNE 2019	% Reported YoY	% Organic YoY	IFRS 16 impact	Perimeter change	Spain distribution network	Other adjustments
Revenues	0.3%	0.3%	—	0.0	—	—
Other income	90.8%	38.7%	(7.1)	(0.0)	—	59.2
Supplies	8.8%	8.8%	0.0	—	—	—
Personnel expenses	(2.3%)	(1.6%)	—	(0.8)	—	—
Other expenses	(9.9%)	(1.2%)	(11.2)	0.6	1.9	—
OIBDA	6.6%	(1.5%)	4.9	(0.0)	(0.9)	4.1
CapEx	4.5%	4.6%	(0.1)	0.0	—	—
OpCF (OIBDA-CapEx)	7.5%	(4.3%)	7.1	(0.0)	(1.3)	6.0
Results discussion
Revenues in Telefónica Spain in the first six months of 2019 were 6,283 million euros, up 0.3% y-o-y in reported terms.

•
Consumer revenues (3,320 million euros in the first six months of the year 2019) decreased by 0.5% y-o-y in reported terms, driven by the different calendar of tariffs upgrades and the smaller positive impact from these versus the same period last year. It is worth highlighting the 3.6% y-o-y growth in reported terms in Convergent revenues (2,456 million euros) which partially offset the drop in "non-convergent" revenues.

•
Business revenues (1,742 million euros in the first half of the year 2019) increased by 1.6% year-on-year in reported terms, given the good evolution of IT revenues that grew 15.7% y-o-y in reported terms.

•
Other revenues, that include wholesale, subsidiaries and other revenues (1,057 million euros in the first half of the year 2019) grew by 2.1% y-o-y in reported terms, with most of the dragging 2018 effects having less of an impact (MVNO migration and regulated reduction of mobile termination rates).

Convergent ARPU reached 88,4 euros during first half of 2019, slightly down by 0.3% year-on-year in reported terms, due to the different calendar of tariffs upgrades commented, as well as the growing contribution from “O2”. Notwithstanding its lower ARPU, “O2” contributed to the growth of convergent revenues.
OIBDA amounted to 2,672 million euros in the first semester of 2019, up 6.6% year-on-year in reported terms principally due to IFRS 16 impact (+4.9 p.p.) and the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement (+4.1 p.p.), partially compensated by the provision for the restructuring of channels (-0.9 p.p.). Excluding these impacts, the y-o-y evolution would be -1.5% in organic terms.
OIBDA margin was 42.5% in the first half of 2019, up 2.5 percentage point year-on-year in reported terms and decreasing 0,7 percentage points in organic terms.

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TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom of the first half of 2019 compared to the first half of 2018:

ACCESSES
Thousands of accesses	June 2018	June 2019	%Reported YoY
Fixed telephony accesses (1)	296.1	310.9	5.0%
Internet and data accesses (2)	26.6	28.5	7.1%
Broadband	26.6	28.5	7.1%
Mobile accesses	24,758.7	25,396.5	2.6%
Prepay	8,858.3	8,482.6	(4.2%)
Contract	15,900.3	16,913.9	6.4%
M2M	3,411.7	4,149.1	21.6%
Final Clients Accesses	25,081.4	25,735.9	2.6%
Wholesale Accesses	7,340.0	7,865.3	7.2%
Mobile wholesale accesses	7,340.0	7,865.3	7.2%
Total Accesses	32,421.4	33,601.3	3.6%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

During the first six months of 2019 despite the competitive environment, Telefonica United Kingdom remained as the favorite telecommunications operator in United Kingdom, a position underpinned by the strength of the O2 brand, custom loyalty and successful commercial propositions, such as the “Custom Plans” and its updates, which provides customers with flexibility and choice by allowing them to customize their plans by choosing the contract terms (up to 36 months), the amount of payment upfront and the data plan. Such propositions have allowed the Company to achieve continuous customer growth in a competitive market.
Total accesses grew by 3.6% year-on-year standing at 33,6 million by the end of June 2019.
Mobile net additions in the first six months of 2019 reached 352 thousand accesses, driven by contract mobile accesses, which grew by 6.4% y-o-y to 16.9 million by the end of June 2019 increasing their proportion over the total mobile accesses to 66.6%.
Prepay accesses decreased by 4.2% y-o-y to 8.5 million customers by end of June 30, 2019 due to disconnections of inactive customers accesses and market dynamics, including prepay to postpay migration. Smartphone penetration over the total mobile base rose 3 percentage points year-on-year up to 80.9%. The base of LTE customers reached 14.1 million by June 30, 2019 with a 12.9% y-o-y growth and 66.4% penetration over the mobile base.

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The table below shows the evolution of Telefónica United Kingdom´s results of the first half of 2019 compared to the first half of 2018:

Millions of euros
TELEFÓNICA UNITED KINGDOM	June 2018	June 2019	% Reported YoY	% Organic YoY (1)
Revenues	3,223	3,411	5.8%	5.1%
Mobile Business	3,032	3,170	4.6%	3.8%
Mobile service revenues	2,384	2,384	0.0%	(0.7%)
Other income	68	90	32.3%	31.4%
Supplies	(1,080)	(1,143)	5.8%	8.3%
Personnel expenses	(219)	(243)	10.9%	10.1%
Other expenses	(1,113)	(1,063)	(4.5%)	1.5%
OIBDA	879	1,052	19.6%	6.4%
OIBDA margin	27.3%	30.8%	3.6 p.p.	0.3 p.p.
Depreciation and amortization	(491)	(616)	25.5%	3.7%
Operating income (OI)	388	436	12.2%	9.8%
CapEx	987	409	(58.5%)	2.0%
OpCF (OIBDA-CapEx)	(107)	642	c.s.	10.0%
(1) See adjustments made to calculate organic variation below.
c.s.: change sign.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate the first half of 2019 and 2018 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2018 for both years.

The foreign exchange rate effect increased revenue and OIBDA growth by 0.8 percentage points respectively.

•	IFRS 16 impact: the organic variations exclude the impact of IFRS 16 in the first half of 2019. IFRS 16 increased OIBDA growth by 12.5 percentage points.

•	Restructuring cost: in the first half of 2018 the restructuring cost amounting to 48 thousand euros have been excluded.

•	Spectrum acquisitions: in the first half of 2018 the impact of spectrum acquisition amounting to 588 million euros have been excluded. In the first half of 2019, no acquisition were made.
The table below shows the first half 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM JUNE 2019	% Reported YoY	% Organic YoY	Exchange rate effect	IFRS 16 impact	Restructuring costs	Spectrum acquisition
Revenues	5.8%	5.1%	0.8	—	—	—
Other income	32.3%	31.4%	1.0	—	—	—
Supplies	5.8%	8.3%	0.8	(3.2)	—	—
Personnel expenses	10.9%	10.1%	0.8	—	0.0	—
Other expenses	(4.5%)	1.5%	0.7	(6.7)	—	—
OIBDA	19.6%	6.4%	0.8	12.5	(0.0)	—
CapEx	(58.5%)	2.0%	0.3	—	—	(59.6)
OpCF (OIBDA-CapEx)	c.s.	10.0%	(3.6)	(102.1)	(0.0)	c.s.
Results discussion
Total revenues in the first half of 2019, increased by 5.8% year-on-year in reported terms to 3,411 million euros impacted by the appreciation of the sterling pound (+0.8 p.p.). In organic terms, the year-on-year growth would be 5.1% driven by higher handset revenues (due to higher value smartphone sales) and M2M programme revenues

•
Mobile service revenues reached 2,384 million euros in the first six months of 2019, flat in reported terms (+0.0%) despite the appreciation of the sterling pound (+0.7 p.p.). Excluding this impact, mobile service revenues decreased by 0.7% driven by lower out of bundle revenues.

Mobile ARPU fell by 2.3% year-on-year in reported terms despite the appreciation of the sterling pound. In organic terms, ARPU decreased by 3.0% on the back of a reduction in the out of bundle revenues.

TELEFÓNICA UNITED KINGDOM	June 2018	June 2019	% YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	42,037	43,914	4.5%	4.5%
ARPU (EUR)	15.0	14.7	(2.3%)	(3.0%)
Prepay	6.9	7.4	6.4%	5.6%
Contract (1)	24.7	23.8	(3.8%)	(4.5%)
Data ARPU (EUR)	9.2	9.1	(0.8%)	(1.5%)
Notes:
(1) Excludes M2M.

OIBDA totaled 1,052 million euros in the first six months of 2019, increasing by 19.6% in reported terms mainly due to the appreciation of the sterling pound and the IFRS 16 impact. In organic terms, OIBDA would have risen 6.4% year-on-year driven by higher service revenues and lower commercial costs.
OIBDA margin stood at 30.8% in the first semester of 2019, growing 0.3 percentage points in organic terms against the first half of 2018.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany of the first half of 2019 compared to the first half of 2018:

ACCESSES
Thousands of accesses	June 2018	June 2019	%Reported YoY
Fixed telephony accesses (1)	1,958.8	2,078.4	6.1%
Internet and data accesses (2)	2,251.1	2,259.9	0.4%
Broadband	2,048.5	2,162.0	5.5%
VDSL	1,329.7	1,565.7	17.7%
Mobile accesses	42,961.6	43,217.6	0.6%
Prepay	21,197.6	20,335.1	(4.1%)
Contract	21,764.0	22,882.5	5.1%
M2M	1,103.4	1,153.9	4.6%
Final Clients Accesses	47,171.6	47,555.9	0.8%
Wholesale Accesses	8.0	0.0	(100.0%)
Total Accesses	47,179.6	47,555.9	0.8%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In the first half of 2019 Telefónica Germany has launched further value-added initiatives to enhance its ARPU-up and churn-down strategy. This includes O2 TV (from 2 May), O2 Cloud (from 8 April) and O2 VDSL new offer at higher speed (from 7 March). The O2 Free portfolio continues to drive usage and ARPU growth leveraging the improved network of the Company. Telefónica Germany also recently announced a significant enhancement of its infrastructure portfolio with the addition of cable wholesale access through a long term agreement with Vodafone.
The total access base grew 0.8% year-on-year and stood at 47.6 million at the end of June 2019, mainly driven by a 0.6% increase in the mobile base (which reached 43.2 million).
The contract mobile customer base grew 5.1% year-on-year and reached 22.9 million accesses, increasing the share over the total mobile base up to 52.9%. Net adds reached 607 thousand accesses due to sustained traction from O2 Free customers and continued strong contribution from partners, driven by 4G offers. Smartphone penetration reached 67.9% of the total mobile access base, up 4 percentage points year-on-year driven by the continued growth of LTE customers (+22% y-o-y reaching 20.2 million at the end of June 2019). LTE penetration reached 48.0% of the total mobile access base.
The prepay mobile customer base decreased 4.1% year-on-year to 20.3 million due to lower demand still impacted by regulatory changes (legitimation check). Prepay posted a net loss of 208 thousand customers in the first half of the year 2019.
The retail broadband accesses was extended in 82 thousand accesses in the January-June 2019 period, highlighting the strong demand of VDSL, with net adds of 124 thousand accesses in the first half of 2019 (+17.7% y-o-y).

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The table below shows the evolution of Telefónica Germany’s results of the first half of 2019 compared to the first half of 2018:

Millions of euros
TELEFÓNICA GERMANY	June 2018	June 2019	% Reported YoY	% Organic YoY (1)
Revenues	3,525	3,564	1.1%	1.1%
Mobile Business	3,127	3,195	2.2%	2.2%
Mobile service revenues	2,598	2,599	0.1%	0.1%
Fixed Business	391	367	(6.1%)	(6.1%)
Other income	68	78	14.1%	12.4%
Supplies	(1,125)	(1,094)	(2.7%)	(1.0%)
Personnel expenses	(303)	(303)	(0.2%)	(1.3%)
Other expenses	(1,283)	(1,144)	(10.8%)	5.8%
OIBDA	882	1,101	24.8%	(1.1%)
OIBDA margin	25.0%	30.9%	5.9 p.p.	(0.6 p.p.)
Depreciation and amortization	(980)	(1,240)	26.6%	2.2%
Operating income (OI)	(98)	(139)	42.7%	48.8%
CapEx	424	496	16.9%	16.9%
OpCF (OIBDA-CapEx)	458	605	32.2%	(16.6%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate the first half of 2019 and 2018 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. In the first half of 2019, restructuring costs had 40 million euros impact on OIBDA (32 million euros in the first half of 2018).

•	IFRS 16 impact: the organic variations exclude the impact of IFRS 16 in the first half of 2019. IFRS 16 increased OIBDA growth by 26.8 percentage points.

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The table below shows the first half of 2019 and 2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth.

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY JUNE 2019	% Reported YoY	% Organic YoY	Restructuring costs	IFRS 16 impact
Revenues	1.1%	1.1%	—	—
Other income	14.1%	12.4%	—	1.7
Supplies	(2.7%)	(1.0%)	—	(1.8)
Personnel expenses	(0.2%)	(1.3%)	1.6	(0.5)
Other expenses	(10.8%)	5.8%	0.2	(16.6)
OIBDA	24.8%	(1.1%)	(0.9)	26.8
CapEx	16.9%	16.9%	—	—
OpCF (OIBDA-CapEx)	32.2%	(16.6%)	(1.7)	51.7
Results discussion
Total revenues were 3,564 million euros in the first half of 2019, with a year-on-year increase of 1.1% due to strong consumer demand for handsets.

•
Mobile service revenues totalled 2,599 million euros, growing 0.1% y-o-y reflecting the increasing share of the partner segment (second brands and associates). Excluding the regulatory impact, mobile service revenues grew 0.9%. Data revenues increased by 3.8% and accounted for 57% of mobile service revenues in the first half of 2019, increasing 2.1 percentage points year-on-year. Non-P2P SMS data revenues amounted to 1,333 million euros (increasing 11.1% year-on-year), accounting for 90.0% of the total data revenues (+5.9 p.p. year-on-year).

•	Fixed revenues were 367 million euros, down 6.1% year-on-year following ongoing trends and mainly reflecting the planned dismantling of legacy infrastructure.
Mobile ARPU was 9.9 euros (0.1% y-o-y), while contract ARPU stood at 14.3 euros (-3.5% y-o-y), as a result of the higher share of second brands in the customer base. Data ARPU was 5.7 euros (3.6% y-o-y).

TELEFÓNICA GERMANY	June 2018	June 2019	% Local Currency YoY
Voice Traffic (millions of minutes)	43,430	46,462	7.0%
ARPU (EUR)	9.9	9.9	0.1%
Prepay	5.7	5.8	3.2%
Contract (1)	14.8	14.3	(3.5%)
Data ARPU (EUR)	5.5	5.7	3.6%
Notes:
(1) Excludes M2M.

OIBDA totalled 1,101 million euros in the first half of 2019 (+24.8% y-o-y in reported terms), positively affected by IFRS 16 effect (which contributed 26.8 p.p. in year-on-year evolution). In organic terms, the OIBDA decrease 1.1% year-on-year due to regulatory headwinds, some upfront investments into the digital transformation programme and some commercial investments.
The OIBDA margin stood at 30.9% in the first half of 2019, up 5.9 percentage points in reported terms compared to the first half of 2018.

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TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2019 compared to the first half of 2018:

ACCESSES
Thousands of accesses	June 2018	June 2019	%Reported YoY
Fixed telephony accesses (1)	13,459.7	11,891.0	(11.7%)
Internet and data accesses	7,569.9	7,371.7	(2.6%)
Broadband	7,489.9	7,297.1	(2.6%)
FTTx/Cable	4,791.7	5,041.1	5.2%
Mobile accesses	75,253.9	73,735.3	(2.0%)
Prepay	36,827.1	32,030.2	(13.0%)
Contract	38,426.8	41,705.1	8.5%
M2M	7,105.5	9,115.8	28.3%
Pay TV	1,614.3	1,460.2	(9.5%)
Final Clients Accesses	97,897.8	94,458.3	(3.5%)
Wholesale Accesses	14.8	14.5	(2.0%)
Total Accesses	97,912.7	94,472.8	(3.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica Brazil closed the first half of 2019 keeping its leadership in higher value segments, which permitted the operator to capture mobile revenue growth. In the fixed business, the transformation towards fiber and Pay-TV continues, in order to capture value customers and compensate fixed traditional business downturn.
Revenues and OIBDA evolution was supported by the expansion of profitability mainly due to the mobile data adoption acceleration and the good evolution of fiber and Pay-TV for IPTV customers. Additionally, Telefónica Brazil has continued carrying out cost control measures and continues generating profits associated to digitalization that allow to compensate negative effects associated to the complex foreign exchange situation, the competition aggressiveness and the fixed traditional business deterioration.
Telefónica Brazil reached 94.5 million accesses as of June 30, 2019, down 3.5% compared to June 30, 2018 impacted by the fall of the prepaid customer base (affected by the political uncertainty along the year and the worse macro situation) and the fixed telephony accesses (migration to mobile helped by unlimited voice offers in the market). Moreover, improvement of the high value mix, supported by the higher participation of postpaid, UBB and IPTV products.
In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 40.0% in the contract segment as of May 31, 2019, (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 32.2% as of May 31, 2019 (Source: ANATEL). Contract customer’s growth (+8.5% y-o-y) compensating the decrease in prepaid customers (-13.0% y-o-y). The commercial offers focus in data plans and value-added services instead than in voice, offering unlimited off-net minutes and international roaming plans. More valued customers’ offer is focused in family plans completed with OTT services (as Netflix, VIVO music). All this, supported by the interaction with the customer through virtual assitent AURA in Meu VIVO application promotion.
In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 20.3 million premises passed with FTTx at June 30, 2019 and 5.0 million homes connected, growing 5.2% y-o-y. This growth does not compensates other broadband services’ fall, for example ADSL. Retail broadband customers totaled 7.3 million customers in the first half of 2019, down 2.6% year-on-year. Fixed telephony accesses decreased by

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11.7% year-on-year due to the fixed-mobile substitution. Pay TV customers stood at 1.5 million as of June 30, 2019, decreasing 9.5% year-on-year due to a more selective commercial activity directed to high value customers. These measures are reflected in a 33.2% increase in IPTV accesses, representing 44.4% of total Pay-TV accesses.
The table below shows the evolution of Telefónica Brazil’s results of the first half of 2019 compared to the first half of 2018:

Millions of euros
TELEFÓNICA BRAZIL	June 2018	June 2019	% Reported YoY	% Organic YoY (1)
Revenues	5,227	5,030	(3.8%)	1.1%
Mobile Business	3,285	3,236	(1.5%)	3.5%
Mobile service revenues	3,076	2,953	(4.0%)	0.8%
Fixed Business	1,943	1,794	(7.7%)	(3.0%)
Other income	144	151	4.9%	10.2%
Supplies	(1,033)	(845)	(18.2%)	5.4%
Personnel expenses	(575)	(499)	(13.1%)	(2.3%)
Other expenses	(1,506)	(1,787)	18.5%	0.2%
OIBDA	2,257	2,050	(9.1%)	1.2%
OIBDA margin	43.2%	40.8%	(2.4) p.p.	0.0 p.p.
Depreciation and amortization	(992)	(1,223)	23.4%	7.6%
Operating income (OI)	1,265	827	(34.7%)	(5.8%)
CapEx	892	934	4.7%	10.0%
OpCF (OIBDA-CapEx)	1,365	1,117	(18.2%)	(6.6%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate the first half of 2019 and 2018 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2018 for both years.

Foreign exchange rates had a significant negative impact on Telefónica Brazil reported results for the first half of 2019, due to the depreciation of the Brazilian real compared to euro (the average exchange rate decreased by 4.8% in the first half of 2019 compared to the first half of 2018).
The foreign exchange rate effect decreased revenue and OIBDA growth by 4.9 percentage points and 4.1 percentage points, respectively.

•	IFRS 16 impact: the organic variations exclude the impact of IFRS 16 in the first half of 2019. IFRS 16 increased OIBDA growth by 9.5 percentage points.

•
Restructuring costs: we have excluded the impact of costs associated with the restructuring processes implemented in Telefónica Brazil. In the first half of 2018, these restructuring costs totaled 28 million euros. Telefónica Brazil did not report any restructuring costs in the first half of 2019.

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•	Contingencies: the impact of the provision of certain contingencies in the first half of 2018 is excluded impacting OIBDA in 106 million euros.

•
Judicial decision related to the exclusion of ICMS from the taxable amount of PIS/COFINS: the organic variations exclude the positive impact in the first half of 2018 (485 million euros in OIBDA of Telefónica Brazil) corresponding to the judicial decision of the Brazilian Supreme Court about the exclusion of ICMS (indirect tax) from the taxable amount of the PIS/COFINS tax. There is no impact in OIBDA in the first half of 2019.

The table below shows the first half of 2019 and 2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL JUNE 2019	% Reported YoY	% Organic YoY	Exchange rate effect	IFRS 16 impact	Restructuring costs	Contingencies	Judicial decision PIS/COFINS
Revenues	(3.8%)	1.1%	(4.9)	—	—	—	—
Other income	4.9%	10.2%	(5.3)	—	—	—	—
Supplies	(18.2%)	5.4%	(5.1)	(18.5)	—	—	—
Personnel expenses	(13.1%)	(2.3%)	(4.4)	—	(4.9)	(1.7)	—
Other expenses	18.5%	0.2%	(6.1)	(1.5)	—	(6.4)	32.2
OIBDA	(9.1%)	1.2%	(4.1)	9.5	1.3	4.7	(21.5)
CapEx	4.7%	10.0%	(5.3)	—	—	—	—
OpCF (OIBDA-CapEx)	(18.2%)	(6.6%)	(3.3)	15.7	2.1	7.7	(35.5)
Results discussion
Revenues totaled 5,030 million euros in the first half of 2019, down by 3.8% in reported terms, mainly due to the depreciation of the Brazilian real (impacting the evolution in -4.9 p.p.). In organic terms, the year-on-year growth was 1.1%, principally due to the good evolution in the mobile business (+3.5% y-o-y), which was partially offset by the impact of the regulatory interconnection tariff reduction, that also impacted fixed revenues, which decreased by 3.0% in organic terms.

•
Revenues from the mobile business totaled 3,236 million euros in the first semester of 2019, down by 1.5% in reported terms due mainly to the depreciation of the Brazilian real (impacting the evolution in -4.8 p.p.). Excluding this impact, revenues from the mobile business increased by 3.5% due to the positive evolution of handset revenues (+42.3% y-o-y in organic terms) due to a boost in these services and their accessories associated to higher value customer's focus on smartphones. Services revenues up by 0.8% y-o-y in organic terms, as the result of higher contract customer proportion and higher data use and other connectivity services that compensates lower inbound revenues affected by lower interconnection tariffs and the lower prepaid revenues due to accesses fall.

•
Fixed telephony revenues totaled 1,794 million euros in the first half of 2019, down by 7.7% in reported terms due mainly to the impact of the depreciation of the Brazilian real (impacting the evolution in -4.7 p.p.). Excluding these effects, fixed telephony revenues decreased by 3.0% mainly explained by the decrease of the voice traffic due to the mobile-fixed substitution and due to the regulatory impact of the decrease of the fixed-mobile and fixed-fixed tariffs. This decrease compensates the increase of broadband and new services revenues, which were up by 9.6% year-on-year in organic terms supported by the increase in fiber revenues with higher ARPU.

The mobile ARPU decreased by 2.1% year-on-year in reported terms due mainly to the depreciation of the Brazilian real. In organic terms, mobile ARPU increased by 2.0% year-on-year as a consequence of the higher data ARPU which offsets the negative impact of the interconnection tariff reduction.

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TELEFÓNICA BRAZIL	June 2018	June 2019	% YoY	% Local Currency YoY
Voice Traffic (millions of minutes)	135,611	119,490	(11.9%)	(11.9%)
ARPU (EUR)	6.6	6.5	(2.1%)	2.0%
Prepay	3.0	2.8	(5.4%)	(0.7%)
Contract (1)	12.4	11.8	(5.0%)	(1.2%)
Data ARPU (EUR)	5.0	5.1	2.3%	6.1%

Notes:
(1) Excludes M2M.

OIBDA stood at 2,050 million euros in the first half of 2019, decreasing 9.1% in reported terms affected mainly by the effects recognized in 2018 that impacts 15.4 p.p. and the impact of the depreciations of the Brazilian real (-4.1 p.p.) and NIIF 16 impact (+9.5 p.p.).
In organic terms, year-on-year variation was up by 1.2% due to postpaid, fiber and IPTV revenues’ growth, cost efficiencies and digitalization savings. Personnel expenses totaled 499 million euros in the first half of 2019, down by 13.1% in reported terms mainly explained by the depreciation of the Brazilian real and the restructuring costs registered in the first half of 2018. In organic terms, personnel expenses decreased by 2.3% year-on-year, below inflation, due to collective agreement signed in 2018. On the other hand, supply costs totaled 845 million euros in the first half of 2019, decreasing 18.2% in reported terms mainly due to the depreciation of the Brazilian real. In organic terms, supply costs increased by 5.4% due to higher handset costs associated to higher handset revenues that compensate the positive impact of the reduction in interconnection rates, lower consumption of contents and lower equipment costs.
The OIBDA margin stood at 40.8% in reported terms in the first half of 2019, down 2.4 percentage points in reported terms compared to the first half of 2018. Excluding organic impacts, OIBDA margin keeps stable compared to the first half of 2018.

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TELEFÓNICA HISPAM NORTE
The below table shows the evolution of accesses in Telefónica Hispam Norte of the first half of 2019 compared to the first half of 2018:

ACCESSES
Thousands of accesses	June 2018	June 2019	%Reported YoY	%Org YoY
Fixed telephony accesses (1)	3,484.8	2,663.0	(23.6%)	(16.3%)
Internet and data accesses (2)	1,274.7	1,306.8	2.5%	2.9%
Broadband	1,244.0	1,279.2	2.8%	2.8%
FTTx/Cable	284.4	308.0	8.3%	8.3%
Mobile accesses	67,355.8	59,473.4	(11.7%)	(1.6%)
Prepay	57,360.4	49,787.1	(13.2%)	(2.2%)
Contract	9,995.4	9,686.3	(3.1%)	2.0%
M2M	1,882.0	1,903.6	1.1%	2.4%
Pay TV	1,030.6	934.8	(9.3%)	(7.9%)
Final Clients Accesses	73,145.9	64,377.9	(12.0%)	(2.3%)
Total Accesses	73,146.4	64,378.4	(12.0%)	(2.3%)
Notes:
- T. Guatemala accesses are excluded from 1 January of 2019 and T. Nicaragua accesses are excluded from 1 May of 2019.
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained below. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

Contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	T. Guatemala	T. Nicaragua
Fixed telephony accesses	(23.6%)	(16.3%)	(6.9)	(1.8)
Internet and data accesses	2.5%	2.9%	(0.3)	(0.1)
Broadband	2.8%	2.8%	0.0	0.0
FTTx/Cable	8.3%	8.3%	0.0	0.0
Mobile accesses	(11.7%)	(1.6%)	(4.2)	(6.1)
Prepay	(13.2%)	(2.2%)	(4.6)	(6.6)
Contract	(3.1%)	2.0%	(1.7)	(3.3)
M2M	1.1%	2.4%	(0.4)	(0.9)
Pay TV	(9.3%)	(7.9%)	(0.5)	(1.0)
Final Clients Accesses	(12.0%)	(2.3%)	(4.2)	(5.7)
Total Accesses	(12.0%)	(2.3%)	(4.2)	(5.7)
Total accesses reached 64,4 million at June 30, 2019 (-12.0% year-on-year; -2,3% in organic terms).
Mobile accesses decreased by 11.7% year-on-year to 59,5 million customers affected by Nicaragua and Guatemala’s exit, that decreased year-on-year growth by 4.2 p.p. and 6.1 p.p. respectively. In organic terms, mobile accesses decreased by 1.6% mainly due to a lower prepaid customer base.

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•
Contract accesses decreased by 3.1% year-on-year, affected by T. Nicaragua and T. Guatemala’s exit, that decreased year-on-year growth by 1.7 p.p. and 3.3 p.p. respectively. In organic terms, contract accesses  increased by 2,0% due to the good performances in Costa Rica (+49,2%); Colombia (+4,2%) y Panamá (+10,6%) as a result of its focus on attracting high-value customer.

•
Prepaid accesses decreased by 13.2% year-on-year affected by T. Nicaragua and T. Guatemala’s exit, that decreased year-on-year growth by 13.2 p.p. and 2.2 p.p. respectively. In organic terms, prepaid accesses decreased by 2.2% year-on-year with negative net adds of 2.2 million accesses at June 30, 2019, mainly as a result of the evolution in Mexico (-1.8 million accesses) due to a customer base clean up, Venezuela (-0.3 million accesses), Costa Rica (-0.2 million accesses) and Ecuador (-0.2 million accesses), which was partially offset by Colombia (+0.2 million accesses).

•
The smartphone customer base increased by 2.0% year-on-year at June 30, 2019 affected by T. Nicaragua and T. Guatemala’s exit, that decreased year-on-year growth by 8.7 p.p. Excluding this impact, the smartphone customer base increased by 11.8%, reaching 30.6 million accesses (+0.6 million compared to June 2018; +3.2 million in comparable terms). Mobile access penetration reached 51.5% (+6.9 p.p. year-on-year; +6.1 p.p. in comparable terms), with increases in all operations: Colombia (+13.6%), Mexico (+9.5%), Venezuela (+15%), Ecuador (+5.2%) and Central America (+12.8%). At the same time, 4G handset accesses increased by 38% reaching 21.2 million accesses as of June 30, 2019.

Fixed accesses stood at 2,7 million at June 30, 2019 (-23.6% year-on-year; -16.3% in organic terms) with a net loss of 0.5 million customers, due to the erosion of the traditional fixed business.
Fixed broadband accesses reached 1,3 million at June 30, 2019, (+2.8% year-on-year). The penetration of FBB accesses over fixed accesses stood at 48% (+12.3 p.p. y-o-y; +8.9 p.p. in organic terms), focusing on UBB deployment in the region, reaching 1.4 million real estate units and 0.3 million connected accesses (+8.3 y-o-y). The penetration of UBB accesses over fixed broadband accesses stood at 24% (+1.2 p.p. year-on-year).
Pay TV accesses stood at 0.9 thousand as of June 30 2019 decreasing 9.3% year-on-year affected by Nicaragua and Guatemala’s exit. In organic terms Pay TV accesses decreased by 7.9% as a result of negative net adds in Colombia (-30 thousand accesses) and Venezuela (-63 thousand accesses) which offset Central America (+13.8 thousand accesses).
The table below shows the evolution of the results in Telefónica Hispam Norte of the first half of 2019 compared to the first half of 2018:

Millions of euros
TELEFÓNICA HISPAM NORTE	June 2018	June 2019	% Reported YoY	% Organic YoY (1)
Revenues	1,998	1,985	(0.6%)	0.7%
Mobile Business	1,641	1,617	(1.5%)	2.6%
Mobile service revenues	1,364	1,318	(3.3%)	1.3%
Fixed Business	356	366	2.7%	6.5%
Other income	81	103	27.0%	66.2%
Supplies	(649)	(626)	(3.5%)	10.0%
Personnel expenses	(176)	(175)	(0.8%)	(1.0%)
Other expenses	(820)	(762)	(7.0%)	11.5%
OIBDA	434	525	20.8%	(13.9%)
OIBDA margin	21.7%	26.4%	4.7 p.p.	(4.0 p.p.)
Depreciation and amortization	(456)	(469)	2.7%	3.9%
Operating income (OI)	(22)	56	c.s.	c.s.
CapEx	165	184	11.9%	3.2%
OpCF (OIBDA-CapEx)	269	340	26.3%	(21.4%)
(1) See adjustments made to calculate organic variation below.

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Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Norte, we have made the following adjustments in order to calculate the first half of 2019 and 2018 variations in organic terms:

•
Exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2018 for the two periods, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period).

•	Restructuring costs: we have excluded the impact of restructuring costs in the first half of 2019 and 2018, amounting to 2 million euros impact in OIBDA, respectively.

•
Perimeter changes: we have excluded the impact of changes in our consolidation perimeter in the first half of 2019 and 2018. In the first half of 2019 Telefónica Móviles Guatemala y Telefonía Celular de Nicaragua were removed from the consolidation perimeter. No changes took place in the scope of consolidation in the first half of 2018.

•
Spectrum acquisition: the impact of spectrum acquisitions amounting to 0.3 million euros has been excluded in the first half of 2018. No impact related to this concept took place in the first half of 2019.

•	IFRS 16 impact: the organic variations exclude the impact of IFRS 16 in the first half of 2019. IFRS 16 increased OIBDA growth by 18.3 percentage points.

•
Goodwill impairments: in the first half of 2018, the impact of the impairment of the goodwill allocated to Telefónica Móviles México, amounting to 108 million euros, is excluded. In the first half of 2019 there were not impairment of goodwill.

•
Update of the inflation rates by the BCV: the reported growth of Telefónica Venezolana as a result of the translation to euros of its financial statements, following the publication by the Central Bank of Venezuela (BCV) at the end of May 2019 of the inflation rates for the period from January 2016 to April 2019 (48 million euros in revenues and 8 million euros in OIBDA) has been excluded.

The table below shows the first half of 2019 and 2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM NORTE JUNE 2019	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs	Perimeter changes	Spectrum acquisition	IFRS 16 impact	Impairments	BCV Index
Revenues	(0.6%)	0.7%	1.9	—	(5.7)	—	—	—	2.5
Other income	27.0%	66.2%	(0.5)	—	(1.9)	—	(35.6)	—	0.1
Supplies	(3.5%)	10.0%	2.3	—	(6.3)	—	(9.9)	—	0.9
Personnel expenses	(0.8%)	(1.0%)	1.7	(0.4)	(6.8)	—	—	—	5.6
Other expenses	(7.0%)	11.5%	2.6	—	(3.8)	—	(5.4)	(13.2)	3.3
OIBDA	20.8%	(13.9%)	(0.5)	0.1	(7.3)	—	18.3	24.9	1.8
CapEx	11.9%	3.2%	1.5	—	(5.5)	10.3	—	—	2.5
OpCF (OIBDA-CapEx)	26.3%	(21.4%)	(1.8)	0.2	(8.5)	(6.3)	29.5	40.1	1.4

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Results discussion
Revenues amounted to 1,985 million euros in the first semester of 2019, decreasing 0.6% year-on-year in reported terms. This decrease was mainly driven by the exclusion of Telefónica Móviles Guatemala and Telefonía Celular de Nicaragua in our consolidation perimeter in the first half of 2019 which decreased growth 5.7 percentage points, partially compensated by exchange rate effects. In organic terms, revenues increased by 0.7% year-on-year, driven by the increase in handset sales and broadband and new services revenues, which compensate the decrease in accesses and voice revenues.
Mobile service revenues reached 1,318 million euros in the first semester of 2019, decreasing 3.3% year-on-year in reported terms. This decrease was mainly driven by exclusion of Telefónica Móviles Guatemala and Telefonía Celular de Nicaragua in our consolidation perimeter in the first half of 2019 which decreased growth 7.0 percentage points, partially compensated by the update of the inflation rates in Venezuela (+2.9 p.p.) and the exchange rates effect (+2.5 p.p.). Excluding these impacts, these revenues would have decreased by 1.8%. Mobile service revenues performance by country was as follows:

•
In Colombia, mobile service revenues reached 368 million euros in the first semester of 2019, decreasing by 0.6% year-on-year in reported terms, mainly affected by the foreign exchange effect which decreased growth 4.4 percentage points. Excluding this impact, these revenues increased by 3.8% due to the good evolution in mobile IT services which offset the ARPU erosion in prepaid.

•
In Mexico, mobile service revenues reached 457 million euros in the first semester of 2019, increasing by 1.6% year-on-year in reported terms. This increase was attributable to the foreign exchange effect, which increased growth by 6.3 percentage points. Excluding this impact, these revenues decreased by 4.6%, principally due to the decrease in mobile service revenues affected by the deterioration in Prepaid Top Up and to the adjustment of the interconnection tariffs from 11.28 to 11.26 cent per inbound minute.

•
Data revenues in the segment reached 797 million euros in the first semester of 2019, increasing by 2.9% year-on-year in reported terms, in spite of the exclusion of Telefónica Móviles Guatemala and Telefonía Celular de Nicaragua in our consolidation perimeter in the first half of 2019 that reduced growth by 5.0 p.p. On the other hand, foreign exchange effects contributed with 2.7 percentage points and the impact from the update of the inflation rates in Venezuela increased growth 2.2 percentage points to the year-on-year growth. Excluding these impacts, data revenues would have increased by 3.2% due to the growth of these revenues in all the countries in the region, except Ecuador.

•
Fixed business revenues reached 366 million euros in the first semester of 2019, increasing by 2.7% year-on-year in reported terms, in spite of the exclusion of Telefónica Móviles Guatemala and Telefonía Celular de Nicaragua in our consolidation perimeter in the first half of 2019 that reduced growth by 1.7 p.p. and the foreign exchange effects which decreased growth with 2.0 percentage points. On the other hand, the impact from the update of the inflation rates in Venezuela increased growth 3.1 percentage points to the year-on-year growth. Excluding these impacts, these revenues would have increased by 3.3% year-on-year due to growth in fixed broadband and new services revenues, offsetting the decline in accesses and voice and TV revenues in Colombia.

OIBDA reached 525 million euros in the first semester of 2019, increasing 20.8% year-on-year in reported terms. This increase is a result mainly of the impairment of goodwill of Telefónica Móviles México in 2018 (+24.9 p.p) and the IFRS 16 impact, which increased growth by 18.3 percentage points. The impact of the update of the inflation rates in Venezuela contributed to 1.8 percentage points. OIBDA evolution is negatively impacted by the changes in the consolidation perimeter in the first half of 2019 (-7.3 p.p.) and the exchange rate evolution which decreased growth by 0.5 percentage points. In organic terms, OIBDA decreased 13.9%, mainly affected by the spectrum fees payment in México and higher handsets, network and IT expenses. The higher expenses are explained by:

•
higher supply costs due to the higher interconnection costs in all OBs except Ecuador with higher handsets costs driven by the increase of the commercial activity in Colombia and Mexico partially offset by decreases in Ecuador.

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•	Lower personnel expenses as a result of the savings in all operations except Venezuela.

•	Higher network expenses, principally in Colombia due to the expansion of the fixed and mobile networks, which offset Ecuador savings.
Below, additional information by country:

•
Colombia: OIBDA amounted to 263 million euros in the first semester of 2019, increasing 4.4% in reported terms, due to the exchange rate evolution (which decreased growth by 4.6 percentage points) and IFRS 16 which increased growth by 1.6 percentage points. Excluding these impacts, OIBDA increased by 7.4% due to the good performance of service revenues and affected by the capital gain of Towers sales.

•
Mexico: OIBDA amounted to 47 million euros in the first semester of 2019, decreasing 51.7% in reported terms, affected by the exchange rate effect which increased growth by 0.6 percentage points and the IFRS 16 impact which increased growth by 38.2 percentage points. Excluding these impacts, OIBDA decreased by 90.6% reflecting the evolution of the prepaid revenues and the spectrum fees acknowledgment of 52 million euros.

OIBDA margin reached 26.4% in the first semester of 2019, with 4.7 percentage points year-on-year in reported terms, mainly due to the growth of OIBDA margin in all the countries in the region, except Mexico.

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TELEFÓNICA HISPAM SUR
The below table shows the evolution of accesses in Telefónica Hispam Sur of the first half of 2019 compared to the first half of 2018:

ACCESSES
Thousands of accesses	June 2018	June 2019	%Reported YoY
Fixed telephony accesses (1)	7,684.6	7,097.8	(7.6%)
Internet and data accesses (2)	4,648.1	4,655.5	0.2%
Broadband	4,528.3	4,531.8	0.1%
FTTx/Cable	2,089.2	2,828.4	35.4%
Mobile accesses	43,042.8	40,976.4	(4.8%)
Prepay	26,386.8	24,104.3	(8.7%)
Contract (3)	16,655.9	16,872.1	1.3%
M2M	1,339.4	1,567.3	17.0%
Pay TV	2,156.4	2,267.5	5.2%
Final Clients Accesses	57,531.8	54,997.2	(4.4%)
Total Accesses	57,556.0	55,019.6	(4.4%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses. Also referred to as fixed broadband accesses.
(1) Also referred to as fixed broadband accesses.
(3) Includes the disconnection of 273 thousand inactive contract accesses in Perú in the first quarter 2019.
Total accesses reaches 55.0 million at June 2019 (-4.4% year-on-year).
Mobile accesses fell by 4.8% year-on-year to 41.0 million customers, mainly due to a lower prepaid customer base.

•
Contract accesses increased 1.3% year-on-year, mainly due to a good performance in Telefónica Chile (+8.3%) and, with a lower impact, Telefónica Argentina (+1.0%), compensating the negative evolution in Telefónica Peru (-3.1%), that faced a complicated competitive environment.

•
Prepaid accesses decreased 8.7% year-on-year, with a net loss of 1.5 million accesses at June 30, 2019, with decreases in all operations: Telefónica Chile (-0.6 million accesses), Telefónica Peru (-0.5 million accesses), Telefónica Argentina (-0.3 million accesses) and with Telefónica Uruguay also reducing its customer base although with a lower impact. This evolution is mainly due to the result of intense market competition and the Group's continued focus on attracting high-value customers.

•
The smartphone customer base decreased by 2.2% year-on-year at June 30, 2019, reaching 21.0 million accesses with a mobile access penetration of 51.3% (+1.4 p.p. year-on-year), growing in all countries except Telefónica Peru (-9.4% y-o-y) affected partially by inactive customer disconnections in the first three months of 2019. In addition, accesses with 4G handsets increased 18%, reaching 16.3 million accesses by June 2019.

Fixed accesses stood at 7.1 million at June 30, 2019 (-7.6% year-on-year) with a net loss of 0.3 million customers, due to the erosion of the traditional fixed business.
Fixed broadband accesses reached 4.5 million at June 30, 2019 (+0.1% year-on-year), mainly due to Telefónica Peru (+10.7% year-on-year) which offsets Telefónica Chile (-3.3% year-on-year) and Telefónica Argentina (-10.1% year-on-year), as both operators focused on fiber (high-value customers), which negatively affected the growth in the copper business. The penetration of FBB accesses over fixed accesses stood at 64% (+4.9 p.p. y-o-y), focusing on UBB deployment in the region, reaching 9.1 million real estate units and 2.8 million connected accesses (+35% year-on-year). The penetration of UBB accesses over fixed broadband accesses stood at 62% (+16 p.p. year-on-year).

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Pay TV accesses stood at 2.3 million (+5.2% year-on-year) with net adds of 58 thousand accesses mainly due to positive results in Telefónica Peru (+7.1% year-on-year).
The table below shows the evolution of Telefónica Hispam Sur results of the first half of 2019 compared to the first half of 2018:

Millions of euros
TELEFÓNICA HISPAM SUR	June 2018	June 2019	% Reported YoY	% Organic YoY (1)
Revenues	3,631	3,355	(7.6%)	16.4%
Mobile Business	2,209	1,948	(11.8%)	13.1%
Mobile service revenues	1,760	1,511	(14.2%)	12.4%
Fixed Business	1,423	1,404	(1.3%)	21.2%
Other income	72	90	24.2%	70.9%
Supplies	(1,044)	(914)	(12.4%)	8.4%
Personnel expenses	(516)	(482)	(6.5%)	29.4%
Other expenses	(1,119)	(1,113)	(0.7%)	24.8%
OIBDA	1,024	936	(8.6%)	12.7%
OIBDA margin	28.2%	27.9%	(0.3) p.p.	(0.9 p.p.)
Depreciation and amortization	(537)	(647)	20.6%	(1.9%)
Operating income (OI)	487	289	(40.8%)	28.8%
CapEx	553	493	(10.9)%	14.2%
OpCF (OIBDA-CapEx)	471	443	(6.0%)	11.0%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Sur, we have made the following adjustments in order to calculate the first half of 2019 and 2018 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2018 for both years.

•	Restructuring costs: we have excluded the impact of restructuring costs in the first half of 2019 and 2018, amounting to 2 and 1 million euros impact in OIBDA, respectively.

•
Capital gains/losses on sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded from calculations of organic variations, amounting to 1 million euros in the first half of 2019.

•	Spectrum acquisition: the impact of spectrum acquisitions amounting to 3 and 6 million euros has been excluded in the first half of 2019 and 2018, respectively.

•	IFRS 16 impact: the organic variations exclude the impact of IFRS 16 in the first half of 2019. IFRS 16 increased OIBDA growth by 5.7 percentage points.

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The table below shows the first half of 2019 and 2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM SUR JUNE 2019	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs	Capital gains/losses on sale of companies	Spectrum acquisition	IFRS 16 impact
Revenues	(7.6%)	16.4%	(24.0)	—	—	—	—
Other income	24.2%	70.9%	(16.1)	—	1.0	—	(31.6)
Supplies	(12.4%)	8.4%	(13.6)	—	—	—	(7.2)
Personnel expenses	(6.5%)	29.4%	(36.4)	0.6	—	—	—
Other expenses	(0.7%)	24.8%	(24.9)	—	—	—	(0.6)
OIBDA	(8.6%)	12.7%	(26.8)	0.1	0.1	—	5.7
CapEx	(10.9%)	14.2%	(24.7)	—	—	(0.2)	—
OpCF (OIBDA-CapEx)	(6.0%)	11.0%	(29.2)	(0.6)	0.1	0.2	12.4
Results discussion
Revenues amounted to 3,355 million euros in the first semester of 2019, decreasing 7.6% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rates effect and hyperinflation in Argentina, which decreased growth by 24.0 percentage points. In organic terms, revenues grew 16.4% year-on-year, driven by the good performance of both mobile and fixed revenues, the adjustment in tariffs in Argentina, and the increase in handset sales, despite interconnection tariff reductions.

•
Mobile service revenues reached 1,511 million euros in the first semester of 2019, decreasing 14.2% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rates effect and hyperinflation in Argentina, which decreased growth by 26.6 percentage points. Excluding this effect, these revenues grew by 12.4%. Mobile service revenues performance by country was as follows:

•
In Argentina, mobile service revenues reached 641 million euros in the first semester of 2019, decreasing by 22.0% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rates effect and hyperinflation, which decreased growth by 56.4 percentage points. Excluding these effects, these revenues grew by 34.4% due to the adjustment in tariffs in all operations and higher revenues thanks to handset sales with higher margin.

•
In Chile, mobile service revenues reached 418 million euros in the first semester of 2019 and decreased by 9.4% year-on-year in reported terms, affected by the foreign exchange effect, which decreased growth by 2.8 percentage points. Excluding this impact, these revenues decreased by 6.6% impacted by the high commercial competition in the market.

•
In Peru, mobile service revenues reached 357 million euros in the first semester of 2019 and decreased by 6.3% year-on-year in reported terms, despite of the foreign exchange effect, which increased growth by 4.2 percentage points. Excluding this impact, these revenues decreased by 10.6% driven by the evolution of mobile revenues affected by a high competitiveness in the market that pressure the downward prices.

•
Data revenues in the segment reached 988 million euros in the first semester of 2019, decreasing by 7.9% year-on-year in reported terms, mainly driven by the foreign exchange rates effect and hyperinflation in Argentina, which decreased growth by 39.3 percentage points. Excluding these effects, these revenues grew by 31.4% year-on-year mainly driven by higher data revenues in Argentina, which offset the decrease in Peru and Chile.

•
Fixed business revenues reached 1,404 million euros in the first semester of 2019, decreasing by 1.3% year-on-year in reported terms. Excluding the foreign exchange rates effect and hyperinflation in Argentina

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which decreased growth 22.5 percentage points, these revenues would have grown by 21.2% year-on-year, due to the growth of fixed broadband revenues in all operations, accesses and voice revenues in Argentina due to tariff adjustments, improving speed and a higher quality of the access base.
OIBDA reached 936 million euros in the first semester of 2019, decreasing 8.6% year-on-year in reported terms, as a result mainly of the foreign exchange effect and hyperinflation in Argentina which decreased growth by 26.8 percentage points,  partially compensated by the IFRS 16 impact, which increased growth by 5.7 percentage points. In organic terms, OIBDA would have increased 12.7%, due to higher revenues despite of higher handset, network and IT expenses. The higher expenses are explained by:

•	higher supply costs due to higher handsets costs driven by the increase in commercial activity, partially offset by the lower interconnection costs in all operations, except Argentina.

•
higher personnel expenses driven by the increase of inflation in some countries of the region, which could not be offset by the savings resulting from the restructuring plans carried out during 2019 in Chile.

•	higher network expenses due to Uruguay and Argentina higher costs affected by inflation which offset efficiencies shown in operations as Chile and Peru.
Below, additional information by country:

•
Argentina: OIBDA amounted to 325 million euros in the first six months of 2019, decreasing by 29.7% in reported terms, affected by the foreign exchange rates effect and hyperinflation that reduced the year-on-year growth in 58.9 percentage points, partially compensated by the IFRS 16 impact, which increased growth in 3.4 percentage points. Excluding these effects, the year-on-year variation was 25.8%, due to the good performance of revenues, which offset the effect of higher expenses because of inflation. Higher commercial expenses due to the intense competitiveness in the market.

•
Chile: OIBDA amounted to 338 million euros in the first semester of 2019, increasing 8.5% in reported terms due to the exchange rate evolution, which reduced by 2.9 percentage points the year-on-year growth and the IFRS 16 impact, which increased growth 12.4 percentage points. Excluding these effects, OIBDA decreased by 1.0%, due to the reduction in revenues mentioned above.

•
Peru: OIBDA amounted to 232 million euros in the first semester of 2019, increasing 10.8% in reported terms due to the exchange rate evolution which increased growth by 4.9 percentage points and the IFRS 16 impact which increased growth by 1.5 percentage points. Excluding these impacts, OIBDA increased by 4.3%, driven by the register of extraordinary impacts (sale of assets), the subsidy removal and the collection of efficiencies.

OIBDA margin reached 27.9% in the first semester of 2019, with a year-on-year negative growth of 0.3 percentage points in reported terms, mainly due to the decrease in Argentina which is not compensated by the good trend of the rest of OB’s.

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Risk and uncertainties facing the Company
The Corporate Risk Management Framework, built according to the main international benchmarks, mainly the Committee of Sponsoring Organizations (COSO), takes as a starting reference the strategy and the objectives of the Company, as a basis for identifying the main risks, which may affect the achievement of these objectives. Once identified, the risks are evaluated in order to prioritize the follow-up and response to them.
The Telefónica Group's business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing Telefónica which could affect its business, financial position and results of operations are set out below and must be considered jointly with the information set out in the 2018 Consolidated Financial Statements.
Risks related to the business activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, not meeting its growth plans and retaining its customers, jeopardising its future revenues and profitability.
In addition, increased market concentration, including as a result of mergers and acquisitions, or alliances and collaboration agreements among other industry players could affect the competitive position of Telefónica, as well as the efficiency of its operations and its business continuity.
The entry of new competitors into markets where Telefónica operates, in addition to changes in market dynamics with aggressive data offers and broadband deployment by the Group’s competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively impacting the evolution of revenues and the market share in certain countries. If the company were not able to face the challenges posed by its competitors, the Group’s business, financial condition, operating results and/or cash flows could be adversely affected.
Data Privacy.
The use of personal data and the privacy has turned into a strategic matter for the Company. Besides the media, social and political impact that this subject has, the fines arising from breaching the regulation in this field can be up to 4% of the total worldwide annual turnover of the preceding financial year in the European Union. In addition, in Latin America, in Brazil, a new regulation on privacy is being adopted and, in Argentina and Chile, bills are being discussed. Moreover, in Europe, the Proposal of the EC for a Regulation concerning privacy and electronic communications (e- Privacy Regulation) is still under discussion. This regulation entails, complying with additional and stricter rules than those established under the GDPR in case of using personal data from electronic communications. The e-Privacy Regulation also establishes fines similar to those included in the GDPR. These regulations may affect to the development of innovative services based on a Big Data environment, keeping the competitive disadvantage between undertakings only subject to GDPR and undertakings subject to both regulations, GDPR and e-Privacy.
Telefónica's reputation depends, to a large extent, on the digital trust it is able to build among its clients and other stakeholders. The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation.

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Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.
The Group operates in a highly regulated industry, which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated both affects its revenues, OIBDA and investments.
By its very nature, the business of the Group is subject to the activity and the regulation of Public Administrations in many aspects. This activity is articulated in the recognition of rights in the applicable frameworks of licenses, concessions and official approvals and, simultaneously, in the enforcement of obligations. For this reason, in case of breaching any of the enforceable obligations, the operative business may suffer consequences such as economic fines or, in the worst-case scenario, affect to the continuity of the business. Exceptionally, in certain jurisdictions, supervening modifications in the granted licenses may take place before its expiration date, new enforceable obligations at the time of their renewal can be imposed or even the refusal of the renewals may occur. All of this could substantially adversely affect the Group's businesses, financial situation, operating results and / or cash flows.
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses. In practice, in Germany, on February 22, 2019, the European Commission (EC) started an investigation, by sending a Statement of Objection to Telefónica Deustchland, on the compliance of its commitments proposed by Telefónica Deutschland and accepted by the EC in itsapproval of the merger between TEF DE and E-Plus in 2014. This investigation concerns whether Telefónica Deutschland has properly implemented its obligation to offer wholesale 4G services to all interested players at “best prices under benchmark conditions”, one of the three main elements which comprised the agreed commitments. The sending of a Statement of Objections does not prejudge the final outcome of the investigation. Telefónica Deutschland has submitted its reply to the Statement of Objections and defends the correct compliance with the agreed commitments set in the EC´s approval of 2014.
Access to new concessions/ licenses of spectrum
It is expected that spectrum auctions will take place in the next few years, which will require possible cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of these licenses.
In Europe, two auction processes are expected: (i) In Spain, in June 2019, a royal decree approving a new National Technical Plan for Digital Television (DTT) has been adopted and it regulates the release of the second digital dividend. It is expected that the Spanish government will start the spectrum auction of 700 MHz during the first half of 2020 and which could also include 26 GHZ band and 1,5 GHZ band (final decision and specific conditions associated to the said auction are still pending). (ii) In the United Kingdom, an auction for 700 MHz / 3.6-3.8GHz bands is expected to take place at the beginning of 2020, although it could be delayed. In relation to this auction, Ofcom carried out a public consultation on 3.4-3.8 GHz spectrum bands, aiming at avoiding the current fragmentation in the concessions that would be granted in these bands towards a model of contiguous large blocks, which would benefit the optimum deployment of 5G.
All of the above-mentioned bands are considered technologically neutral, which means that they could potentially be used in the future for 5G services.
In Latin America: (i) in Brazil, the regulator (Anatel) has announced the spectrum auction (bands 3.5 GHz, 2.3 GHz and a part of 700 MHz, as well as 26 GHz band) but conditions on said auction are still pending, which is expected to take place in 2020. Conditions for announced auctions are not defined yet in (ii) Peru (2.3 GHz and 2.5 GHz bands) , (iii) Chile ( 3.5 GHz , 700 MHz, AWS and 28 GHz bands), (iv) Argentina ( 700 MHz, AWS and 1900 MHz band), and (v) Colombia (700 MHz , 2.5 MHz and 1900 MHz band).

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Existing licenses: renewal processes and modification of conditions for operating services.
In Spain, Telefónica is in the process of extending its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.11 GHz (2x5 MHz+ 5 MHz). In both cases, the initial expected length is set for in April 2020 with the possibility of an extension of 10 additional years (until 2030).
In Latin America, in Brazil, (1) in the state of São Paulo a discussion is opened about the reversibility and value of assets assigned to the concession valid until 2025 to provide local and national long-distance Fixed Switched Telephony Services ("STFC"). At 31 December 2018, the estimated residual value of the assets assigned to the provision of STFC was 8,622 million Brazilian reais (approximately 1,943 million euros under the exchange rate applicable on such date). In addition, the approval of the new law replacing the current rules on reversion of assets (PLC 79/2016) and which would allow the exchange of fixed concessions and the renewal of mobile licenses through investment commitments is still pending. (2) Regarding the spectrum licenses granted in the 2.5 GHz/450 MHz, the Brazilian regulator issued a decision in June 2019, ruling that, in relation to certain cities and with the purpose of complying with the commitments set in the auction, a satellite solution could be used if Telefonica increases the connection speed in its retail offer. This decision also ruled to proceed with a specific procedure about the degree of usage of the 450 MHz band by Telefónica, to determine an eventual reutilization of the band. (3) The renewal of spectrum in the 850 MHz band, in Rio de Janeiro (2020) and Brasilia (2021) is still pending.
In Peru, the renewal of concessions for the provision of fixed-line service, valid until 2027, were denied by the Ministry of Transportation and Communications after a request submitted in December 2013. In addition, the renewal of the 1900 MHz band in all Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services were requested. Regarding these renewal requests the Ministry of Transportation and Communication has not taken a decision a decision yet but the concessions are still valid while the procedures is progress.
In Chile, the enforcement of the ruling issued by the Supreme Court ordering Telefónica Moviles Chile and two other operators to relinquish part of the acquired spectrum in 2014 in the 700 MHz band is pending. In June 25, 2018, the Supreme Court ruled that awardees of that band had engaged in anticompetitive behavior as the auction awarded spectrum blocks without respecting the 60 MHz spectrum cap set by the Court in a ruling from 2009. This ruling obliges them to relinquish the bandwidth of acquired spectrum in the 700 MHz auction. However, the ruling allows choosing the band from which the spectrum that exceeds the fixed cap has to be relinquished.
In Mexico, on June 27, 2019, the Instituto Federal de Telecomunicaicones (“IFT”) gave Telefóncia Mexico a period of 30 days to accept the terms and conditions for the renewal of licenses in 1900 MHz band, expired in 2018. Telefónica Mexico accepted said terms and conditions on July 12, 2019 and it has a period of 30 days, from said acceptance, to give the fixed compensation. On the other hand, a third party challenged the rules and the procedure of the auction of the 2.5-2.8 GHz band, where Telefonica awarded 2x20 MHz of spectrum. In the case of a positive resolution to the challenge, it would have a retroactive effect in order to include the third party as a participant in the auction process.
In Ecuador, the Contralaria General Del Estado (CGDE) has recommended ARCOTEL to renegotiate the Concession Agreement of 2008.
During the first half of 2019, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 22 million euros (595 million euros in the same period of the previous year).
Further information of the key regulatory aspects and concessions and licenses of the Telefónica Group can be found in the Appendix VI of the 2018 Consolidated Financial Statements: “Key regulatory issues and concessions and licenses held by the Telefónica Group”.

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Telefónica operates in a sector characterised by rapid technological changes and it may not be able to anticipate and adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications.
While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group obsolete, as well as its technology. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as MNVOs, Internet companies, technology companies or device manufacturers, could imply the loss of value of certain assets, affect the generation of income, or otherwise cause Telefónica to have to update its business model. This forces Telefónica to invest in the development of new products, technology and services in order to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. Additionally, this investment may not lead to the development or commercialisation of successful products or services. In this respect, revenues from traditional voice and access business are shrinking, while new sources of revenues are derived from connectivity and digital services. Examples of these services include video services, IoT services, financial, security and cloud services.
Research and development costs amounted to 440 million euros during the first half of 2019 (497 million euros during the first half of 2018). These expenses represented 1.8% and 2.0% of the Group's consolidated revenues in the first half of 2019 and 2018, respectively. These figures have been calculated using the guidelines established in the Organisation for Economic Co-operation and Development ("OECD") manual.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks, which allow to offer broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, implies high levels of investments. As of June 30, 2019, in Spain, fiber coverage reached 22.2 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high level of investments required by these networks results in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
If the Company were not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
Operating Risks.
Information technology is key to the Group's business and it could be subject to cybersecurity risks.
The risks derived from cybersecurity remain one of the Group's most relevant risks. Despite advances in the modernization of the network and the replacing legacy systems, we are in an environment increasingly prone to cyber-threats. Therefore, it is necessary to continue in the identification of technical vulnerabilities and weaknesses in operating processes, as well as the capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, to focus on the security measures

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adopted by the Group's partners and other third parties), as well as guaranteeing the security of the services in the cloud.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly more digital, dependent on telecommunications and computer networks and the adoption of cloud computing technologies. Cybersecurity threats may include gaining unauthorised access to systems or computer viruses or malicious software propagation to misappropriate sensitive information like customer data, corrupt Telefónica's data or disrupt its operations. Unauthorised access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones. Further, the Group's employees or other persons may have unauthorised or authorised access to the Group's systems and leak data and/or take actions that affect the Group's networks in an inconsistent manner with the Group's policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, defined in its digital security strategy, like access control measures, backup, log review of critical systems, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures can’t guarantee the mitigation of all risks. Therefore, the Telefónica Group has insurance policies in place which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and deductibles applying, certain losses arising out of this type of incidents. To date the insurance policies in place have covered some incidents of this sort, yet due to the potential severity and uncertainty of the mentioned events, these policies may not be sufficient to cover all possible monetary losses arising out of an individual event.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica has the ability to anticipate and adapt to the evolving needs and demands of its customers, and that it avoids commercial actions that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative impact on society. In addition to harming Telefónica's reputation, such actions could also result in fines and other sanctions.
There is growing social and regulatory demand for companies to behave in a socially responsible manner. In addition, the risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica were not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen network interruptions due to system failures, including those due to natural disasters caused by natural or meteorological events or phenomena, network failures, hardware or software failures, theft of network elements or cyber-attacks that affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group, could cause customer dissatisfaction, a reduction in revenues and traffic, the realisation of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations, and may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise

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fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of June 30, 2019, the Telefónica Group depended on three handset suppliers and ten network infrastructure suppliers, which, together, accounted for 86% and 79%, respectively, of the total contracted handsets as of such date. One of the handset suppliers represented 44% of all contracted handsets as of such date.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons. In addition, the suppliers on which Telefónica relies may also be subject to litigation with respect to technology on which Telefónica depends, including litigation involving claims of patent infringement. Such claims are frequently made in the communications industry.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadline or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network, which in certain cases could affect Telefónica's compliance with the terms and conditions of the licences under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, may have an adverse impact on certain of Telefónica's suppliers and other significant players in the industry. The imposition of trade restrictions could result in higher costs and lower margins, and could adversely affect the Group's business.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
More specifically, the main risks are detailed below, by geography:

Europe: higher financing conditions for both private and public sectors with a negative impact on disposable income in a scenario of financial stress. The trigger for that scenario could be the situation of uncertainty surrounding the sustainability of public finances in Greece, but especially in Italy.

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Spain: there are three sources of uncertainty. First, the consequence of the political situation in Catalonia and its impact on the financing conditions of the Spanish economy given the demanding maturity schedule the country is still facing and its remarkable dependence on international macroeconomic scenario and market sentiment. A second source of uncertainty would stem from the economic policies to be implemented from 2019 onwards, given the high level of parliamentary fragmentation. Finally, being one of the most open countries in the world, from a commercial point of view, and almost counting among the 10 countries in the world with the most outflows and inflows of capital, any situation of protectionist backlash can have significant implications.

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United Kingdom: the exit process from the European Union following the favorable vote in the June 2016 referendum, which will entail an economic adjustment regardless of the new economic and commercial relationship between the United Kingdom and the rest of Europe in the future. Investment, economic activity and employment would be the main variables affected, as well as volatility in financial markets, which could limit or condition access to capital markets. The situation could worsen depending on the eventual outcome of Brexit, which could lead to an increase in regulatory and legal conflicts in fiscal, commercial, security and employment issues. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers.

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In Latin America, the exchange risk is particularly important. In addition of internal factors, certain external factors fuel the former risk, such as the uncertainty derived from the path of monetary normalization in the United States, the growing commercial tensions at the global level, the prices of raw materials that are still low for some of them, and concerns about growth and financial imbalances in China.

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Brazil: fiscal sustainability remains the main risk, that the government is currently tackling thanks to the approval of structural reforms in favor of the former - among which the pension or tax system reform - which also raise potential country growth. The fact that the country's rating is below the investment grade and that the internal financing needs are high, implies a greater financial risk in case of a hypothetical scenario of global financial stress.

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Argentina: in the short term, macroeconomic and exchange rate risks remain high. The challenges the economy is facing, both internal (ongoing process of public deficit reduction in a context of economic recession and high inflation) and external (with significant refinancing needs in the medium term), make it an economy vulnerable to bouts of volatility in the financial markets. In addition, the presidential elections will take place in October 2019 and represent a significant risk, as it could result in a sudden change of economic policy in a context of narrow room for maneuver.

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Chile, Colombia and Peru are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected change in commodity prices, but also to an abrupt hardening of global financial conditions.

During the first half of 2019, Telefónica Brazil represented 20.9% of the Telefónica Group's revenues (21.5% during the same period in 2018). During the first half of 2019, Telefónica Hispam Norte and Telefónica Hispam Sur represented 8.2% and 13.9% of the Telefónica Group's revenues, respectively (8.2% and 14.9%, respectively, during the same period in 2018). During the first half of 2019, 5.03% of Telefónica Group's revenues came from Argentina, 4.37% from Peru and 4.09% from Chile (5.99%, 4.19% and 4.32%, respectively, during the same period in 2018). Approximately 28.2% of the Group's revenues were generated in countries that do not have investment grade credit rating status (those being, in order of their contribution to the Group's revenues: Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela) and other countries are only one notch away from losing this status.
Possible regulatory, business, economic or political changes and other factors could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognise impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In the first half of 2019 no impairments have been recognised. In the first half of 2018 impairment losses in the goodwill were recognised amounting to 108 million euros, related to Telefónica's operations in Mexico. In 2018, impairment losses in the value of goodwill, have been recognised as amounting to 350 million euros, related to Telefónica's operations in Mexico (no impairments were recognised in the same period of 2017). In addition, Telefónica may not be able to realise deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilise its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. In 2018, Telefónica Móviles México derecognised deferred tax assets amounting to 327 million euros.

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Existing or worsening conditions in the financial markets may limit the Group's ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licences or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of June 30, 2019, the Group's net financial debt amounted to 40,230 million euros (41,074 million euros as of December 31, 2018) and, as of June 30, 2019, the Group's gross financial debt amounted to 56,585 million euros (54,702 million euros as of December 31, 2018). At such date, the average maturity of the debt was 10.25 years (8.98 years as of December 31, 2018) liquidity included.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or balance sheet potential reductions, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of June 30, 2019, the Group's gross financial debt scheduled to mature in 2019 amounted to 4,867 million euros, and gross financial debt scheduled to mature in 2020 amounted to 6,273 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available at June, 30 2019. As of June 30, 2019, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,144 million euros (12,818 million euros of which were due to expire in more than 12 months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of June 30, 2019, 2.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to June 30, 2020.
In addition, given the interrelation between economic growth and financial stability, the materialisation of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of June 30, 2019, 76.2% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 21.5% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of June 30, 2019: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 61 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 51 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.

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Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt, and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered. According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 4 million euros for June 30, 2019, primarily due to the weakening of the Venezuelan bolivar and, to a lesser extent, the Argentine peso. These calculations have been made assuming a constant currency position with an impact on profit or loss as of June 30, 2019, taking into account derivative instruments in place.
During the first half of 2019, Telefónica Brazil represented 23.6% (27.9% in the same period of 2018), Telefónica United Kingdom represented 12.1% (10.9% in the same period of 2018), Telefónica Hispam Norte represented 6.0% (5.4% in the same period of 2018) and Telefónica Hispam Sur represented 10.8% (12.6% in the same period of 2018) of the operating income before depreciation and amortisation ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
In the first half of 2019, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 4.3 percentage points and 4.2 percentage points, respectively, mainly due to the depreciation of the Brazilian real and the Argentine peso (8.7 percentage points and 10.0 percentage points, respectively in the same period of 2018, mainly due to the depreciation of the Barazilian real and Argentine peso). Furthermore, translation differences in the first half of 2019 had a positive impact on the Group's equity of 490 million euros, whereas they had a negative impact on the Group's equity of 2,474 million euros in the same period of 2018.
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Global Risks.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Notes 22 and 26 to the 2018 Consolidated Financial Statements and in Note 19 of these Interim Financial Statements. Additional details on provisions for litigation, tax sanctions and claims can be found in Note 21 to the 2018 Consolidated Financial Statements.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programmes.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, and in certain circumstances, with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act

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of 2010. The anti-corruption laws generally prohibit, among other conducts, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials.
Additionally, the Telefónica Group’s operations may be subject to economic sanctions programmes and other forms of trade restrictions (hereinafter, referred to as “sanctions”) including those administered by the United Nations, the European Union and the United States, covering the US Treasury Department's Office of Foreign Assets Control. The Sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities.
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not occasionally take actions apart from such controls in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to, exclusion from government contracts and could have a material adverse effect on the Group's reputation, business and results of operations.
As of the date, the Group cooperates with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information related, direct or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of those information requests would not materially affect the Group's financial condition.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 25, 2019	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.